                                                Filed pursuant to Rule 424(b)(1)
                                                Registration No. 333-36657

                         [ABIOMED LOGO APPEARS HERE]

                                290,000 SHARES

                                 COMMON STOCK

  All of the 290,000 shares of Common Stock offered hereby are being sold on an any or all basis by ABIOMED, Inc. ("ABIOMED" or the "Company") in a directed public offering principally to selected institutional investors. BancAmerica Robertson Stephens and UBS Securities LLC (the "Placement Agents") have been retained to act, on a reasonable efforts basis, as the exclusive placement agents in connection with the offering. On November 25, 1997, the last reported sale price of the Company's Common Stock, as reported on the Nasdaq National Market, was $17.25 per share. See "Price Range of Common Stock." The Company's Common Stock is traded on the Nasdaq National Market under the symbol "ABMD."

                               ----------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE  ACCURACY
     OR ADEQUACY OF  THIS PROSPECTUS. ANY REPRESENTATION  TO THE CONTRARY
      IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               PRICE TO       PLACEMENT AGENT     PROCEEDS TO
                                PUBLIC            FEE(1)           COMPANY(2)
-----------------------------------------------------------------------------
Per Share................       $16.50            $0.90             $15.60
-----------------------------------------------------------------------------
Total....................   $4,785,000       $260,782.50       $4,524,217.50

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) The Company has agreed to pay the Placement Agents a fee in connection with the offering and to indemnify them against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution."
(2) Before deducting expenses, payable by the Company, estimated at $400,000.

                               ----------------

  There can be no assurance that the Company will be successful in selling any or all of the shares of Common Stock offered hereby. The Company has not fixed a minimum number of shares of Common Stock to be sold pursuant to this offering. Therefore, the Company may sell less than all of the shares of Common Stock offered hereby, which may significantly reduce the amount of proceeds received by the Company. No arrangements have been made to escrow any proceeds of the offering.

  The shares of Common Stock offered hereby are being issued and sold directly by the Company. It is expected that payment for the shares of Common Stock sold pursuant hereto will be made against delivery of certificates representing such shares at the offices of BancAmerica Robertson Stephens on or about December 2, 1997.

BANCAMERICA ROBERTSON STEPHENS                                   UBS SECURITIES

               The date of this Prospectus is November 26, 1997

                   BVS-5000(R) BI-VENTRICULAR ASSIST SYSTEM



                                                  THE BVS-5000 PNEUMATIC
[PHOTOGRAPH OF THE ITEMS DESCRIBED                CONSOLE WITH TWO SINGLE-USE
IN THE CAPTION]                                   BVS BLOOD PUMPS MOUNTED ON A
                                                  BEDSIDE STAND. THE BVS-5000
                                                  PROVIDES A PATIENT'S FAILING
                                                  HEART WITH FULL CIRCULATORY
                                                  ASSISTANCE WHILE ALLOWING
                                                  THE HEART TO REST, HEAL AND
                                                  RECOVER ITS FUNCTION.

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY PLACEMENT AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
   Summary...............................................................   4
   Risk Factors..........................................................   6
   Use of Proceeds.......................................................  17
   Dividend Policy.......................................................  17
   Price Range of Common Stock...........................................  18
   Capitalization........................................................  19
   Selected Consolidated Financial Data..................................  20
   Management's Discussion and Analysis of Financial Condition and
    Results of Operations................................................  21
   Business..............................................................  26
   Management............................................................  40
   Certain Transactions..................................................  43
   Principal Stockholders................................................  44
   Description of Capital Stock..........................................  45
   Plan of Distribution..................................................  48
   Legal Matters.........................................................  49
   Experts...............................................................  49
   Available Information.................................................  49
   Incorporation of Certain Documents by Reference.......................  50
   Index to Consolidated Financial Statements............................ F-1

                               ----------------

  ABIOMED(R), ABIODENT(R) and the ABIOMED logo are registered service marks of the Company. BVS(R), BVS-5000(R) and PerioTemp(R) are registered trademarks of the Company. Angioflex(TM) and Heart Booster(TM) are trademarks of the Company. Halimeter(R) is a registered trademark of Interscan Corporation. This Prospectus also includes trademarks of companies other than the Company.

  As used herein, the term "ABIOMED" or the "Company" includes the Company and its consolidated subsidiaries.

  References to "Common Stock" include "Rights" issuable pursuant to that certain Rights Agreement entered into in August 1997 providing for the delivery of a Right along with each share of Common Stock issued by the Company. See "Description of Capital Stock."

                                    SUMMARY

  This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

  The following summary is qualified in its entirety by, and should be read in conjunction with, the detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

  ABIOMED, Inc. ("ABIOMED" or the "Company") is a leader in the research and development of cardiac assist and heart replacement technology. The Company developed, manufactures and sells the BVS-5000 ("BVS"), a temporary cardiac assist device designed to provide a patient's failing heart with full circulatory assistance while allowing the heart to rest, heal and recover its function. The BVS is most frequently used in patients whose hearts fail to immediately recover function following heart surgery. The BVS is the only device that can provide full circulatory assistance approved by the United States Food and Drug Administration ("FDA") as a bridge-to-recovery device for the treatment of patients with reversible heart failure.

  The Company is developing a battery-powered totally implantable artificial heart ("TAH") intended as a permanent replacement device to assume the full pumping function of both the left and right ventricles of the heart. The TAH is designed for use by patients with irreparably damaged hearts and at risk of death due to acute myocardial infarction ("AMI"), chronic ischemic disease or some form of end-stage congestive heart failure, but whose vital organs otherwise remain viable. Among these combined groups, the Company believes that approximately 60,000 patients per year could benefit from a heart replacement device. The Company is devoting significant resources to accelerate the development of the TAH with the goal to initiate clinical trials of the TAH by the end of the year 2000. There can be no assurance that the Company will be able to successfully complete pre-clinical testing of the TAH and receive FDA approval to begin clinical trials of the TAH in a timely manner, if at all, or that any market will develop for the TAH.

  The Company sells the BVS in the United States through direct sales and clinical support teams. Its sales force focuses on sales to new customers, while its clinical support group focuses on training and educating existing customers in order to improve clinical outcomes and increase BVS blood pump usage. The BVS is intended for use in any hospital performing open-chest cardiac surgery, of which there are more than 900 in the United States. As of September 30, 1997, the BVS had been purchased by over 275 medical centers in the United States including many of the largest centers. The Company believes that its installed base of customers provides an opportunity for reorders of the single-use BVS blood pumps as well as a reference base to assist in selling to new accounts.

  The Company's goal is to be a leader in the development, manufacture and marketing of mechanical cardiac assist and heart replacement devices that address the varying needs of a wide range of patients. The Company is pursuing a variety of strategies to pursue this objective, including accelerating the development of the TAH, increasing market penetration of the BVS, maintaining and enhancing its technological leadership and pursuing strategic relationships to support its research and commercialization efforts.

  Since the Company's inception, United States government agencies, particularly the National Heart, Lung and Blood Institute ("NHLBI"), have provided significant support to the Company's product development efforts. The Company seeks funding from third parties to support its research and development programs and generally limits the use of its own funds until the scientific risk is reduced. In addition, the Company intends to pursue collaborative relationships to develop and commercialize the Company's non-cardiac assist technologies.

  The Company is a Delaware corporation. The Company's principal offices are located at 33 Cherry Hill Drive, Danvers, Massachusetts 01923. The Company's telephone number is (978) 777-5410 and its fax number is (978) 777-8411.

                                  THE OFFERING

Common Stock Offered by the Company............ 290,000 shares
Common Stock Outstanding after the Offering.... 8,554,556 shares (1)
Use of Proceeds................................ For research and development, expansion of manufacturing
                                                capabilities and other general
                                                corporate purposes. See "Use of
                                                Proceeds."
Nasdaq National Market Symbol.................. ABMD

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                                                      SIX MONTHS
                                                                        ENDED
                                  YEAR ENDED MARCH 31,              SEPTEMBER 30,
                          ----------------------------------------- --------------
                           1993     1994     1995    1996    1997    1996   1997
                          -------  -------  ------  ------  ------- ------ -------
STATEMENT OF OPERATIONS
 DATA:
Revenues:
  Products..............  $ 1,709  $ 4,648  $6,893  $9,725  $12,311 $5,760 $ 9,324
  Contracts.............    1,736    2,027   2,337   3,118    4,151  1,754   3,680
                          -------  -------  ------  ------  ------- ------ -------
    Total revenues......    3,445    6,675   9,230  12,843   16,462  7,514  13,004
Costs and expenses:
  Cost of products......    2,042    2,211   3,289   3,921    5,361  2,123   3,438
  Research and
   development (2)......    2,097    2,431   2,464   3,218    3,833  1,781   3,654
  Selling, general and
   administrative.......    3,803    4,553   4,278   5,741    7,068  3,229   4,970
                          -------  -------  ------  ------  ------- ------ -------
    Total costs and
     expenses...........    7,942    9,195  10,031  12,880   16,262  7,133  12,062
                          -------  -------  ------  ------  ------- ------ -------
Income (loss) from
 operations.............   (4,497)  (2,520)   (801)    (37)     200    381     942
Interest and other
 income.................      604      537     449     528      535    256     417
                          -------  -------  ------  ------  ------- ------ -------
Net income (loss).......  $(3,893) $(1,983) $ (352) $  491  $   735 $  637 $ 1,359
                          =======  =======  ======  ======  ======= ====== =======
Net income (loss) per
 share..................  $ (0.60) $ (0.31) $(0.05) $ 0.07  $  0.10 $ 0.09 $  0.17
                          =======  =======  ======  ======  ======= ====== =======
Weighted average number
 of shares outstanding..    6,441    6,461   6,512   6,995    7,162  7,196   7,869

                                                         SEPTEMBER 30, 1997
                                                      ------------------------
                                                      ACTUAL  AS ADJUSTED (3)
                                                      ------- ----------------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term marketable
 securities.......................................... $24,312     $ 28,436
Working capital......................................  29,109       33,233
Total assets.........................................  36,348       40,472
Total stockholders' investment.......................  32,648       36,773

--------
(1) Based on the number of shares outstanding as of September 30, 1997. Excludes 964,410 shares of Common Stock reserved for issuance upon the exercise of stock options outstanding as of September 30, 1997 at a weighted average exercise price of $10.81 per share. See Note 6 to Consolidated Financial Statements.
(2) Research and development expenses include certain contract costs. See Note 1(e) to Consolidated Financial Statements.
(3) Adjusted to reflect the sale of 290,000 shares of Common Stock offered by the Company hereby at the public offering price of $16.50 per share and the application of the net proceeds therefrom after deducting the estimated fees of the Placement Agents and offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

DEPENDENCE ON BVS PRODUCT LINE; EARLY STAGE OF BVS MARKET DEVELOPMENT

  In the six months ended September 30, 1997 and the fiscal year ended March 31, 1997, sales of the BVS and related products and services represented 94% and 88%, respectively, of the Company's product revenues. The Company believes that its dependence on the BVS product line is likely to continue for at least the next several years, unless and until the Company successfully develops, obtains regulatory approvals for and sells new products.

  The market for the BVS continues to be in the early stage of development. The Company has initially focused its marketing efforts on larger medical centers and hospitals. The commercial success of the BVS will be dependent upon both the Company's ability to sell the BVS to smaller hospitals and medical centers, which generally have more limited financial resources, and the increase of the use of the BVS at those medical centers and hospitals which have purchased the systems. There can be no assurance that the Company will be successful in marketing the BVS. Advances in medical technology, biotechnology and pharmaceuticals may reduce the size of the potential markets for the Company's products or render those products obsolete. Failure of the Company to expand the market for and use of the BVS would have a material adverse effect on its business, financial condition and results of operations. See "Business--Marketing and Sales."

UNCERTAINTY OF PRODUCT DEVELOPMENT AND CLINICAL TRIALS

  The Company has developed and markets a limited number of products and believes that its future success will in large part be dependent upon its ability to develop and market innovative new products, such as the TAH. The successful development of these products presents enormous challenges. The Company must demonstrate that the TAH, which is being designed to assume the full pumping function of both the left and right ventricles of the heart, can operate effectively and reliably within a patient over an extended period. For many years, the Company and others have been attempting to develop products that meet these criteria and have not yet been successful. Before obtaining regulatory approvals for the commercial sale of any of its products under development, the Company must demonstrate through pre-clinical studies and clinical trials that the product is safe and effective. Initial pre-clinical testing of the TAH and other products being developed by the Company will be conducted in simulated environments and animal models to demonstrate safety and effectiveness over an extended period of time before they are permitted to be clinically tested in humans. There can be no assurance that the Company will be able to successfully complete pre-clinical testing of the TAH or other products being developed by the Company and receive FDA approval to initiate clinical trials of such products in a timely manner, if at all. Moreover, pre-clinical trials may not be predictive of results that will be obtained in clinical trials. Any significant delays in, or termination of, pre-clinical trials of the Company's products under development would have a material adverse effect on the Company's business, financial condition and results of operations.

  Clinical trials for the Company's cardiac assist and heart replacement products will be conducted with patients who are critically ill. During the course of treatment, these patients may die or suffer other adverse medical effects for reasons that may not be related to the product being tested but which can nevertheless affect clinical trial results. A number of companies in the medical device industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Clinical trials of the Company's TAH and other products under development may be delayed or terminated as a result of many factors, and there can be no assurance that such delays or terminations will not occur. One such factor is the rate of enrollment of patients, which generally varies throughout the course of a clinical trial and which depends on the size of the potential patient population, the number of clinical trial sites, the proximity of the patients to clinical trial sites, the eligibility criteria for the trial and the existence of competitive clinical trials. The Company cannot control the rate at which patients present themselves for enrollment, and there can be no assurance that the rate of patient enrollment will be consistent with the Company's expectations or be sufficient to enable clinical trials of the Company's products under development to be completed in a timely manner, if at all. Any significant delays in, or termination of, clinical trials of the Company's products under development would have a material adverse effect on the Company's business, financial condition and results of operations.

  In addition, the Company's product development will be subject to numerous other risks associated with new product development, including unanticipated delays, expenses, technical problems or other difficulties that could result in the abandonment or substantial change in the design, development and commercialization of these new products. Given the uncertainties inherent with product development and introduction, there can be no assurance that any of the Company's products under development will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals, on a timely basis and within budget, if at all, or that any of these products will be commercially successful if such approvals are obtained. See "Business--ABIOMED Products and Products under Development."

ANTICIPATED FUTURE LOSSES

  The Company plans to use its own resources to fund the further development of the TAH in amounts significantly in excess of the funding provided under the Company's development contract for the TAH with the NHLBI ("TAH Contract"). The Company estimates that the development of the TAH, including conducting pre-clinical and clinical studies and obtaining regulatory approvals, will require substantial funds. Its spending under the TAH Contract in the quarter ended September 30, 1997 exceeded the amount which the government has currently appropriated for that contract, and the original government appropriation schedule calls for no further appropriations for the TAH Contract until October 1998. There can be no assurance that the government will appropriate any additional amounts under the TAH Contract or any of the Company's other government contracts on a timely basis, if at all. Even if and when additional amounts are appropriated under the TAH Contract, the Company believes that its total expenses to complete the development of the TAH will significantly exceed the remaining TAH Contract amount. As a result, the Company believes that it is likely that the Company will incur losses, potentially as soon as the quarter ending December 31, 1997. The amount and duration of these losses will depend upon a number of factors, including the Company's ability to increase sales and profitability of its present products, to develop and obtain regulatory approvals for new products and product enhancements, and to successfully manufacture and market these new products and enhancements, as well as the timing and extent of the Company's spending related to product development and the timing of government appropriations related to the Company's NHLBI contracts. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPLEX MANUFACTURING; HIGH-QUALITY REQUIREMENTS

  The nature of the Company's products requires high-quality manufacturing. The Company's manufacturing and quality testing processes and procedures are highly dependent on the diligence and experience of the Company's personnel. To the extent that the Company's manufacturing volumes expand or the Company begins the manufacture of new products, this dependence on personnel will likely increase. In addition, the manufacture of the blood contacting surfaces of the Company's products requires a high degree of precision. These surfaces are manufactured from polyurethane-based materials. The quality and composition of polyurethane-based products can vary significantly based on numerous factors including humidity, temperature, material content and air flow during the manufacturing process. The Company's products also incorporate plastic components for non-blood contacting surfaces. The Company relies on third-party vendors to provide these components to the Company's specifications. The Company is not able to fully inspect the quality of all vendor supplied components and, therefore, relies on its vendors with respect to the quality of these components. Once the plastic-based components of the Company's products have been assembled, accessibility for inspection is limited. If a defect is detected in as few as one of the Company's products, or in one component of a Company product, it can result in the recall or restriction on sale of products. Once assembled, in most cases, the Company's blood contacting components cannot be reworked for human use. The manufacturing lead times for parts and assemblies, particularly the polyurethane-based components, can take many weeks from the date that all materials and components are received by the Company. In addition, vendor lead times for materials and components of the Company's products vary significantly, with lead times for certain materials and components exceeding six months.

  The Company is planning to expand its manufacturing facility for the BVS during the next twelve months. There can be no assurance that the products manufactured in the expanded facility will be manufactured at the same cost and quality as the BVS is currently being manufactured. In addition, to the extent that the Company's products under development have been manufactured, they have been manufactured as prototypes with, at most, pilot-scale production. The Company's products under development are likely to involve additional manufacturing complexities and high quality requirements. There can be no assurance that the Company will be able to increase production of the BVS or manufacture future products, if developed and approved, in commercial quantities on a consistent and timely basis, with acceptable cost and quality. The inability to manufacture current and future products in sufficient quantities in a timely manner, and with acceptable cost and quality, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Manufacturing."

RISK OF MARKET WITHDRAWAL OR PRODUCT RECALL

  Complex medical devices, such as the BVS and other of the Company's products under development, can experience performance problems that require review and possible corrective action by the manufacturer. Similar to many other medical device manufacturers, the Company periodically received reports from users of its products relating to performance difficulties they have encountered. The Company expects that it will continue to receive customer reports regarding the performance and use of the BVS. There can be no assurance that component failures, manufacturing errors or design defects that could result in an unsafe condition or injury to the patient will not occur. Certain of these failures or defects have been deemed sufficiently serious by the Company to result in recalls of products associated with certain manufacturing lots or containing certain components, including a recall of certain BVS blood pumps initiated in late 1996. Not all of the products subject to this recall have been returned to the Company. Any product problems could result in market withdrawals or recalls of products, voluntarily or required, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that a product recall will result in the recovery of all defective products or prevent customers from using these products. The use of a defective product could result in injury to a patient and significant liability to the Company which could have a material adverse effect on its business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FLUCTUATIONS AND UNPREDICTABILITY OF OPERATING RESULTS

  The Company's annual and quarterly operating results have fluctuated and the Company expects these fluctuations to continue. Significant annual and quarterly fluctuations in the Company's results of operations may be caused by, among other factors, the overall state of health care and cost containment efforts, economic conditions in the Company's markets, the expense and timing of the Company's development efforts for a particular product or product enhancement, the timing of regulatory actions, the potential need to recall or rework products from time to time, timing of government appropriations related to the Company's research contracts and grants, the timing of or changes in third-party reimbursement policies for the Company's products, the timing of expenditures in anticipation of future sales, variations in the Company's product mix and component costs, the availability of components, the timing of customer orders, adjustments of delivery schedules to accommodate customers, inventory levels of products at customers (including inventory at distributors), changes in the government's funding policies under the Company's existing contracts, pricing and other competitive conditions, and the timing of the announcement, introduction and delivery of new products and product enhancements by the Company and its competitors. Customers may also cancel or reschedule shipments, and production difficulties could delay shipments. The price for the BVS console is significantly higher than for the single-use blood pumps. As a result, variations in the number and timing of consoles sold have a disproportionate effect on the Company's revenues and results of operations. The Company also believes that BVS sales may be somewhat seasonal, with reduced sales in the summer months, reflecting hospital personnel and physician vacation schedules. Beginning in fiscal 1998, the Company anticipates potentially significant annual and quarterly fluctuations in contract revenues and research and development costs associated with the development of the TAH due to the need for additional government appropriations under the TAH Contract and to increased levels of Company spending. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MARKETS FOR PRODUCTS UNDER DEVELOPMENT UNPROVEN

  Most of the Company's products under development, including the TAH, are targeting new and unproven markets. There can be no assurance that the TAH or other products under development by the Company will gain any degree of market acceptance among physicians, medical centers and third party payors, including managed care organizations, even if necessary regulatory approvals and reimbursement are obtained. As a result, it is likely that the Company's evaluation of the potential markets for these products will materially vary with time. In addition, the effective use of these products will likely require development of new surgical techniques by well-trained physicians, which will initially limit the market for the Company's products. Physicians, patients and society as a whole may have ethical concerns or be reluctant to accept medical devices designed to replace the heart. The timing and amount of reimbursement, if any, by third-party payors for the use of these products, if developed, will also have a significant impact on the market for these products. Other companies may also introduce products or technologies which will compete with these products, reduce the market for these products, or render these products obsolete. There can be no assurance that the Company will be able to market successfully any of its products under development, if and when these products are developed. Failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Marketing and Sales."

DEPENDENCE ON KEY PERSONNEL; RISKS ASSOCIATED WITH GROWING NUMBER OF EMPLOYEES

  The Company is highly dependent on the principal members of its scientific, sales, and management staff, the loss of whose services could have a material adverse effect on the Company's business, financial condition and results of operations. Competition among medical device companies for highly skilled scientific, sales and management personnel is intense. There can be no assurance that the Company will be able to attract and retain all personnel necessary for the development of its business. Failure to do so could have a material adverse effect on its business, financial condition and results of operations.

  The Company has recently experienced a significant increase in the number of its full-time employees, from 79 at April 1, 1996 to 166 at September 30, 1997. Moreover, the Company intends to continue to add a significant additional number of employees to support its development and expanding manufacturing, marketing and sales efforts. The expansion of the Company's personnel has placed additional demands upon, and may significantly strain, the Company's management, financial systems and other resources. There can be no assurance that the Company will be able to successfully manage its growing number of employees. Failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION AND TECHNOLOGICAL CHANGE

  Competition in the cardiac assist market is intense and subject to rapid technological change and evolving industry requirements and standards. Many of the companies developing or marketing cardiac assist products have substantially greater financial, product development, sales and marketing resources and experience than the Company. These competitors may develop superior products or products of similar quality at the same or lower prices. Moreover, there can be no assurance that improvements in current or new technologies will not make them technically equivalent or superior to the Company's products in addition to providing cost or other advantages. Other advances in medical technology, biotechnology and pharmaceuticals may reduce the size of the potential markets for the Company's products or render those products obsolete.

  The BVS is the only device that can provide full circulatory assistance approved by the FDA as a bridge-to-recovery device for the treatment of patients with reversible heart failure. However, the Company is aware of at least one other company, Thoratec Laboratories Corporation, seeking approval of a temporary cardiac assist device to address this market. Approval by the FDA of products that compete directly with the BVS would increase competitive pricing and other pressures and could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company is aware of other artificial heart development efforts in the United States, Canada, Europe and Japan. A team comprised of Pennsylvania State University and 3M Corporation, Inc. has been developing a heart replacement device for many years with significant NHLBI support. There are a number of companies, including Thermo Cardiosystems, Inc. and Novacor, a division of Baxter International, Inc., which are developing permanent cardiac assist products, including implantable left ventricular assist devices ("LVADs") and miniaturized rotary ventricular assist devices, that may address markets that overlap with those targeted by the Company's TAH.

  The Company's customers frequently have limited budgets. As a result, the Company's products compete against the broad range of medical devices for these limited funds. The Company's success will depend in large part upon its ability to enhance its existing products and to develop new products to meet regulatory and customer requirements and to achieve market acceptance. The Company believes that important competitive factors with respect to the development and commercialization of its products include the relative speed with which it can develop products, establish clinical utility, complete clinical testing and regulatory approval processes, obtain reimbursement and supply commercial quantities of the product to the market. There can be no assurance that the Company will be able to compete successfully or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition."

GOVERNMENT REGULATION

  Clinical testing, manufacture and sale of the Company's products and products under development, including the BVS and the TAH, are or will be subject to regulation by the FDA and corresponding state and foreign regulatory agencies. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of marketing approvals and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by the Company.

  Any devices, including the BVS, that are manufactured or distributed by the Company pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA and certain state agencies. Manufacturers of medical devices for marketing in the United States are required to adhere to the FDA's Quality System Regulation and must also comply with Medical Devices Reporting requirements that a firm report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to a death or serious injury. Labeling and promotional activities are subject to scrutiny by the

FDA and, in certain circumstances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses. The Company is subject to routine inspection by the FDA and certain state agencies for compliance with the Quality System Regulation and Medical Device Reporting requirements, as well as other applicable regulations.

  In addition, the FDA requires that manufacturers of certain devices, including the BVS, conduct postmarket surveillance studies after receiving approval of a Pre-Market Approval ("PMA") application. The primary purpose of required postmarket surveillance is to provide an early warning system to alert the health care community to any potential problems with a device within a reasonable time of the initial marketing of the device. Postmarket surveillance provides clinical monitoring of the early experiences with the device once it is distributed in the general population under actual conditions of use.

  The Company is also subject to regulation in each of the foreign countries in which it sells its products. Many of the regulations applicable to the Company's products in these counties are similar to those of the FDA. The Company believes that foreign regulations relating to the manufacture and sale of medical devices are becoming more stringent. The European Union has adopted regulations requiring that medical devices comply with the Medical Device Directive by June 15, 1998, which includes ISO-9001 and CE certification. The Company's BVS currently has German MedGV approval but is not yet certified for ISO-9001 compliance. The Company is working to obtain ISO-9001 and independent CE certification for its BVS facility. There can be no assurance that the Company will obtain such certification in a timely manner, if at all. Unless ISO and CE certification are obtained, the Company's sale of the BVS into the European Union may be restricted. Many manufacturers of medical devices, including the Company, have often relied on foreign markets for the initial commercial introduction of their products. The more stringent foreign regulatory environment could make it more difficult, costly and time consuming for the Company to pursue this strategy for new products.

  Any FDA, foreign or state regulatory approvals or clearances, once obtained, can be withdrawn or modified. Delay in the Company obtaining, or inability of the Company to obtain and maintain, any necessary United States or foreign clearances or approvals for new or existing products or product enhancements, or cost overruns resulting from these regulatory requirements, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Government Regulation."

RELIANCE ON GOVERNMENT CONTRACTS

  The Company generally relies on external funding for its basic research and development, primarily through government research contracts and grants. Such funding has been obtained for the initial development of most of the Company's current products and products under development. In particular, in September 1996, the Company was awarded by the NHLBI a four-year $8.5 million extension to its TAH Contract, and in September 1995 the Company was awarded a five-year $4.3 million contract from the NHLBI for the development of the Company's Heart Booster. As of September 30, 1997, the Company's total backlog of government contracts and grants was $8.7 million. Such contracts and grants are not expected to be sufficient to commercialize the underlying products, and for certain products, including the TAH, the cost of product development in excess of the contract value is expected to be significant. The Company's strategy is to continue to seek government contracts and grants to support development efforts. Funding for the Company's government research and development contracts is subject to government appropriation, and all of these contracts contain provisions which make them terminable at the convenience of the government. There can be no assurance that the government will not terminate or reduce or delay the funding for any of the Company's contracts. In addition, there can be no assurance that the Company will be successful in obtaining any new government contracts or further extensions to existing contracts. A significant delay or reduction of funding under the Company's government contracts could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Business--ABIOMED Products and Products under Development" and "--Strategic Relationships."

DEPENDENCE ON LIMITED SOURCES OF SUPPLY

  The Company relies on outside vendors to supply certain components used in the BVS and in its products under development. Certain of the components of the BVS are supplied by sole source vendors or are custom made for the Company. From time to time, suppliers of certain components of the BVS have indicated that they intend to discontinue, or have discontinued, making such components. In addition, certain of these components are supplied from single sources due to quality considerations, costs or constraints imposed by regulatory authorities. There are relatively few additional sources of supply for such components and establishing additional or replacement suppliers for such components cannot be accomplished quickly and may require FDA approval. In the past, certain suppliers have announced that, due to government regulation or in an effort to reduce potential product liability exposure, they intend to limit or terminate sales of certain products to the medical industry. There can be no assurance that, if such an interruption were to occur, the Company would be able to find suitable alternative supplies at reasonable prices or would be able to obtain requisite regulatory approvals in a timely manner, if at all. Similarly, when and if the Company reaches the clinical testing stage of its products under development, it may find that certain components become more difficult to source from outside vendors due to the product liability risk perceived by those vendors. The Company's inability to obtain acceptable components in a timely manner or to find suitable replacements at an acceptable cost would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Manufacturing."

FUTURE CAPITAL NEEDS AND UNCERTAINTY OF ADDITIONAL FUNDING

  The Company is working on the research and development of several long-term projects and is placing increased emphasis on development of the TAH, which will result in significantly increased internally funded research and development expenditures. These costs include costs of pre-clinical trials and regulatory approvals. The Company estimates that the cost of developing the TAH and other products will be significant. These costs may include costs related to pre-clinical and clinical trials and regulatory approvals. The Company estimates that it will require significant additional funds in order to complete the development and achieve regulatory approvals of the TAH and other products under development. Generally, estimates of long-term project costs are extremely imprecise and cost overruns are common. As a result, there can be no assurance that the Company will not require significantly more resources to complete the development of the TAH and its other products. The Company plans to fund this effort through a combination of the TAH Contract, proceeds from the offering, existing resources, the possible sales of additional securities and cash flow from sales of its existing products. Even if the Company does not experience cost overruns, there can be no assurance that the Company will be able to obtain sufficient funds to complete the development of the TAH and other products. Moreover, the Company may require additional funds to commence the manufacture and marketing of the TAH or any of the Company's other products under development in commercial quantities, if and when approved or cleared by the regulatory authorities. Failure of the Company to obtain any required additional funding could delay product development and otherwise materially and adversely affect the business of the Company. There can be no assurance that the Company will be able to obtain additional funding on favorable terms, if at all. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON THIRD-PARTY REIMBURSEMENT

  The Company's BVS product is, and most of its products under development are intended to be, sold to medical institutions. Medical institutions and their physicians typically seek reimbursement for the use of these products from third-party payors, including Medicare, Medicaid, private health insurers and managed care organizations. As a result, market acceptance of the Company's current and proposed products may depend in large part on the extent to which reimbursement is available to medical institutions and their physicians for use of the Company's products.

  The level of reimbursement provided by United States and foreign third-party payors varies according to a number of factors, including the medical procedure category, payor, location, outcome and cost. In the

United States, many private health care insurance carriers follow the recommendations of the Health Care Finance Administration ("HCFA"), which establishes guidelines for the reimbursement of health care providers treating Medicare and Medicaid patients. Internationally, medical reimbursement systems vary significantly. In certain countries, medical center budgets are fixed regardless of levels of patient treatment. In other countries, such as Japan, reimbursement from government or third party payors must be applied for and approved. As of the date of this Prospectus, under HCFA guidelines, Medicare reimburses medical institutions for Medicare patients based on the category of surgical procedures in which the BVS is used and incrementally reimburses physicians for the use of the BVS. Medicare does not, however, currently reimburse medical institutions for the incremental cost of using the BVS above the amount allowed for the reimbursement category of the surgical procedure. Certain private health insurers and managed care providers provide incremental reimbursement to both the medical institutions and their physicians. The Company is currently petitioning HCFA to assign a higher paying reimbursement category whenever the BVS is used. In October 1995, HCFA established a special "ICD-9" code for the BVS in an effort to more clearly track and evaluate hospital and physician costs associated specifically with the BVS compared to current reimbursement levels, so that HCFA can determine the appropriate category and level of reimbursement. There can be no assurance that HCFA will reassign the BVS to a higher paying category in a timely manner, if at all.

  No reimbursement levels have been established for the Company's products under development, including the TAH. Prior to approving coverage for new medical devices, most third-party payors require evidence that the product has received FDA approval or clearance for marketing, is safe and effective and not experimental or investigational, and is medically necessary and appropriate for the specific patient for whom the product is being used. Increasing numbers of third-party payors require evidence that the procedures in which the products are used, as well as the products themselves are cost-effective. There can be no assurance that the Company's products under development will meet these criteria, that third-party payors will reimburse physicians and medical institutions for the use of the products or that the level of reimbursement will be sufficient to support the widespread use of the products. Furthermore, there can be no assurance that third-party payors will continue to provide reimbursement for the use of BVS or that such payors will not reduce the current level of reimbursement for the product. Failure to achieve adequate reimbursement for its current or proposed products would have a material adverse effect on the Company's business, financial condition and results of operations.

POTENTIAL INADEQUACY OF PRODUCT LIABILITY INSURANCE

  The Company's business involves the risk of product liability claims inherent in the manufacture and marketing of life support systems. There are many factors beyond the control of the Company that could result in the failure of the BVS to sustain the life of a patient, the most important of which is the condition of the patient prior to the use of the product. As a result, many of the patients using the BVS do not survive. In addition, the effectiveness of the Company's products could be adversely affected by the reliability of the physicians, nurses and technicians using and monitoring the use of the product, and the maintenance of the product by the Company's customers. The failure of the BVS or any other life support system under development by the Company to save a life could give rise to product liability claims and result in negative publicity that could have a material adverse effect on the Company's business, financial condition and results of operations. The Company currently maintains product liability insurance, subject to certain deductibles and exclusions. There can be no assurance that this insurance will be sufficient to protect the Company from product liability claims, or that product liability insurance will continue to be available to the Company at a reasonable cost, if at all.

  The risk of product liability claims against the Company may increase as the Company introduces new products under development, particularly products such as the TAH intended for permanent life support. The TAH will have a finite life and could cause unintended complications to other organs. The eventual failure of the TAH could give rise to product liability claims, regardless of whether the TAH has extended or improved the quality of the patient's life beyond that expected without the use of the TAH. As a result of the additional product liability risks that will be associated with the TAH and other products under development by the Company, there can be no assurance that the Company will be able to secure product liability insurance for these products, when and if developed, or that such insurance will be sufficient to protect the Company at an acceptable cost. The failure of the Company to be able to obtain adequate product liability insurance, if any, for these products could have a material adverse effect on its business, financial condition and results of operations.

DEPENDENCE ON PATENTS AND PROPRIETARY RIGHTS

  The Company's business depends significantly upon its proprietary technology. The Company relies on a combination of trade secret laws, patents, copyrights, trademarks and confidentiality agreements and other contractual provisions to establish, maintain and protect its proprietary rights, all of which afford only limited protection. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology or that the Company can meaningfully protect its trade secrets.

  The Company has been issued or allowed 22 patents and has pending three patent applications in the United States. The Company has obtained or applied for corresponding patents for certain of these patents and patent applications in a limited number of foreign countries. These patents relate to the BVS and certain of its products under development including the TAH. The Company's United States patents expire at various times from 2003 to 2016. There can be no assurance that the Company's pending patent applications or any future applications will be approved, that any patents will provide the Company with competitive advantages or will not be challenged by third parties, or that the patents of others will not render the Company's patents obsolete or otherwise have an adverse effect on the Company's ability to conduct business. Because foreign patents may afford less protection under foreign law than is available under United States patent law, there can be no assurance that any such patents issued to the Company will adequately protect the Company's proprietary information. Others may have filed and may file patent applications in the future that are similar or identical to those of the Company. To determine the priority of inventions, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office or opposition proceedings before a foreign patent office that could result in substantial cost to the Company. No assurance can be given that any such interfering patent or patent application will not have priority over patent applications filed on behalf of the Company or that the Company will prevail in any opposition proceeding.

  The medical device industry is characterized by a large number of patents and by frequent and substantial intellectual property litigation. There can be no assurance that the Company's products and technologies do not infringe or violate any patents or proprietary rights of third parties. The Company has in the past and may in the future be notified that it may be infringing or violating proprietary rights possessed by others. Any intellectual property litigation would be costly and could divert the efforts and attention of the Company's management and technical personnel, which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement or other claims will not be asserted in the future or such assertions, if proven to be true, will not prevent the Company from selling its products or materially and adversely affect the Company's business, financial condition and results of operations. If any such claims are asserted against the Company's proprietary rights, it may seek to enter into a royalty or licensing arrangement. There can be no assurance, however, that a license will be available on reasonable terms, or at all. The Company could decide, in the alternative, to resort to litigation to challenge such claims or to design around the patented or otherwise proprietary technology. Such actions could be costly and would divert the efforts and attention of the Company's management and technical personnel, which would materially and adversely affect the Company's business, financial condition and results of operations.

  The Company has recently received letters from a third party alleging that certain technology incorporated into the transcutaneous energy transmission system component of the Company's TAH may infringe or violate the patent or other proprietary rights of that party. There can be no assurance that the

Company would prevail in the defense of any infringement or other claim, if made. If infringement or violation of the patent or other proprietary rights of the third party were determined to exist, the Company would either be required to use or develop alternative technology or to seek a license of the technology. There can be no assurance that the Company could obtain a license of this technology on a timely basis or on reasonable terms, if at all. In addition, there can be no assurance that the Company could develop or license alternative technology on a timely basis, if at all. As a result, a determination of infringement or violation could have a material adverse effect on the Company's development of the TAH and on its business, financial condition and results of operations. Any patent or intellectual property dispute or litigation could result in product development delays, would be costly, could divert the efforts and attention of the Company's management and technical personnel and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Patents and Proprietary Rights."

CONTROL BY MANAGEMENT

  Upon completion of this offering, the Company's directors, officers and their affiliates will beneficially own approximately 35.0% of the outstanding Common Stock of the Company (as determined in accordance with the rules of the Securities and Exchange Commission). As a result, these stockholders will be able to exert substantial influence over actions requiring stockholder approval, including the election of directors, amendments to the Company's Restated Certificate of Incorporation, mergers, sales of assets or other business acquisitions or dispositions. See "Principal Stockholders."

ANTI-TAKEOVER PROVISIONS; RIGHTS AGREEMENT; ISSUANCE OF PREFERRED STOCK

  The Company's Restated Certificate of Incorporation ("Certificate of Incorporation") and Amended and Restated By-laws ("By-laws") contain certain provisions that could have the effect of deterring certain mergers, tender offers, proxy contests or other future takeover attempts which holders of some or even a majority of the outstanding stock believe to be in their best interest, and may make removal of management more difficult even if such removal would be deemed to be beneficial to stockholders generally. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. In addition, the Company has adopted a Rights Agreement, pursuant to which the Company has distributed to its stockholders rights to purchase shares of junior participating preferred stock ("Rights Agreement"). Upon certain triggering events, such rights become exercisable to purchase the Company's Common Stock at a price substantially discounted from the then applicable market price of the Company's Common Stock. The Rights Agreement could generally discourage a merger or tender offer involving the securities of the Company that is not approved by the Company's Board of Directors by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on stockholders who might want to vote in favor of such merger or participate in such tender offer. In addition, shares of the Company's Class B Preferred Stock ("Preferred Stock") may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock. The Certificate of Incorporation and By-laws impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. See "Description of Capital Stock--Anti-takeover Effect of Provisions of the Certificate of Incorporation and By-laws, Rights Distribution and Delaware Law."

POSSIBLE VOLATILITY OF SHARE PRICE

  There has been a history of significant volatility in the market price for shares of the Common Stock and shares of other companies in the medical products and biomedical technology fields. Factors such as the announcement of new products and the achievement of developmental and regulatory milestones by the

Company or its competitors have caused and could cause the price of the Common Stock to fluctuate significantly. Moreover, although there has been a public trading market for the Common Stock since 1987, there have been periods of limited trading activity resulting in further volatility of the stock price. Additionally, the spread between the ask and bid prices for the Common Stock on the Nasdaq National Market System has been relatively wide, potentially discouraging investor trades in the Common Stock. Further, in the event that in some future fiscal quarter the Company's revenues were below the expectations of public market analysts and investors, the price of the Common Stock could be materially adversely affected. In addition, stock markets have experienced extreme price and volume trading volatility in recent years. This volatility has had a substantial effect on market prices of securities of many medical technology companies for reasons frequently unrelated or disproportionate to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of Common Stock in the public market following this offering (pursuant to Rule 144 or otherwise), as well as sales of shares issued upon exercise of employee stock options, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. Of the approximately 8,264,556 shares of Common Stock outstanding at September 30, 1997, approximately 5,391,682 shares are eligible for resale in the public market without restriction and approximately 1,474,318 shares are eligible for resale subject to the provisions of Rule 144. The remaining 1,398,556 shares of Common Stock are "restricted securities" within the meaning of Rule 144, of which 2,000 shares and 1,396,556 shares will not be eligible for resale until January and July 1998, respectively, the expiration of the one-year holding period under Rule 144, and then only in accordance therewith. In addition, there are 964,410 shares subject to outstanding options, which shares have been registered on Form S-8 and will therefore be subject to resale in the public market either without restriction or subject to the provisions of Rule 144. The holders of 1,396,556 shares of Common Stock have certain registration rights, commencing on July 14, 1998. See "Certain Transactions."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 290,000 shares of Common Stock offered by the Company hereby are estimated to be $4.1 million, based on the public offering price of $16.50 per share and after deducting estimated fees of the Placement Agents and offering expenses payable by the Company.

  There can be no assurance that the Company will be successful in selling any or all of the shares of Common Stock offered hereby. The Company has not fixed a minimum number of shares of Common Stock to be sold pursuant to this offering. Therefore, the Company may sell less than all of the shares of Common Stock offered hereby, which may significantly reduce the amount of proceeds received by the Company.

  The Company expects to use the net proceeds from this offering for research and development, expansion of its manufacturing capabilities and other general corporate purposes. In particular, the Company expects that a substantial portion of the net proceeds will be used to support the TAH and other development efforts, although there can be no assurance that the net proceeds will be so used. The Company may also use a portion of the net proceeds for strategic acquisitions of businesses, products or technologies complementary to the Company's business. The Company does not have any commitments to make any such acquisitions and has not allocated a specific amount of the net proceeds for this purpose. Pending such uses, the Company plans to invest the net proceeds of the offering in short-term, interest-bearing investment-grade securities.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its capital stock and does not plan to pay any cash dividends in the foreseeable future. The Company's current policy is to retain all of its earnings to finance future growth.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded on the Nasdaq National Market under the symbol "ABMD." The following table sets forth, for the periods indicated, the high and low sales prices per share of Common Stock, as reported by the Nasdaq National Market.

                                                                  HIGH     LOW
                                                                 ------- -------
FISCAL YEAR ENDED MARCH 31, 1996
First Quarter................................................... $ 9     $ 6
Second Quarter..................................................  13 1/4   6 7/8
Third Quarter...................................................  16       8 3/4
Fourth Quarter..................................................  15 1/4  11 1/2
FISCAL YEAR ENDED MARCH 31, 1997
First Quarter...................................................  18      12 1/2
Second Quarter..................................................  18 1/4  10 1/8
Third Quarter...................................................  18 1/4  11 1/2
Fourth Quarter..................................................  13 1/4   9 1/2
FISCAL YEAR ENDING MARCH 31, 1998
First Quarter...................................................  16       9 1/2
Second Quarter..................................................  19      13 1/2
Third Quarter (through November 25, 1997).......................  23 1/2  16 3/8

  The last reported sale price of the Common Stock on the Nasdaq National Market on November 25, 1997 was $17.25 per share. As of September 30, 1997, there were approximately 337 holders of record of the Company's Common Stock, including multiple beneficial holders at depositories, banks and brokers listed as a single holder in the street name of each respective depository, bank or broker.

                                CAPITALIZATION

  The following table sets forth as of September 30, 1997 the unaudited actual capitalization of the Company, and such capitalization as adjusted to reflect the receipt of the estimated net proceeds from the sale of 290,000 shares of Common Stock being offered by the Company hereby at the public offering price of $16.50 per share and after deducting estimated fees of the Placement Agents and offering expenses payable by the Company.

                                                         SEPTEMBER 30, 1997
                                                      ------------------------
                                                         ACTUAL    AS ADJUSTED
                                                      ------------ -----------
                                                           (in thousands)
Long-term debt....................................... $       --   $      --
                                                      ------------ -----------
Stockholders' investment (1):
  Class B Preferred Stock, $0.01 par value, 1,000,000
   shares authorized; no shares issued and
   outstanding;......................................          --          --
  Common Stock, $.01 par value, 25,000,000 shares
   authorized; 8,264,556 shares issued and
   outstanding and 8,554,556 shares issued and
   outstanding as adjusted...........................       82,646      85,546
  Additional paid-in capital.........................   53,221,747  57,343,065
  Accumulated deficit................................ (20,655,947) (20,655,947)
                                                      ------------ -----------
    Total stockholders' investment...................   32,648,446  36,772,664
                                                      ------------ -----------
      Total capitalization........................... $ 32,648,446 $36,772,664
                                                      ============ ===========

--------
(1) Based on the number of shares outstanding as of September 30, 1997. Excludes 964,410 shares of Common Stock reserved for issuance upon the exercise of stock options outstanding as of September 30, 1997 at a weighted average exercise price of $10.81 per share. See Note 6 to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table contains certain selected consolidated financial data of the Company and is qualified in its entirety by the more detailed Consolidated Financial Statements included elsewhere in this Prospectus. The consolidated statements of operations data for the fiscal years ended March 31, 1995, 1996 and 1997, and the consolidated balance sheet data as of March 31, 1996 and 1997, have been derived from the Consolidated Financial Statements, which statements have been audited by Arthur Andersen LLP, independent public accountants, and are included elsewhere in this Prospectus. The consolidated statement of operations data for the fiscal years ended March 31, 1993 and 1994, and the consolidated balance sheet data as of March 31, 1993, 1994 and 1995 have been derived from the Company's consolidated financial statements, which statements have been audited by Arthur Andersen LLP and are not included in this Prospectus. The consolidated statement of operations data for the six months ended September 30, 1996 and 1997, and the consolidated balance sheet data as of September 30, 1997 have been derived from unaudited Consolidated Financial Statements included elsewhere in this Prospectus. These unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments and reclassifications (consisting only of normal recurring adjustments and reclassifications) necessary to present fairly the financial condition and results of operations for the periods presented. The results for the six months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the full year. This data should be read in conjunction with the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

                                                                      SIX MONTHS
                                                                         ENDED
                                  YEAR ENDED MARCH 31,               SEPTEMBER 30,
                         ------------------------------------------- -------------
                          1993     1994     1995     1996     1997    1996   1997
                         -------  -------  -------  -------  ------- ------ ------
                                 (in thousands, except per share data)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
  Products.............. $ 1,709  $ 4,648  $ 6,893  $ 9,725  $12,311 $5,760 $9,324
  Contracts.............   1,736    2,027    2,337    3,118    4,151  1,754  3,680
                         -------  -------  -------  -------  ------- ------ ------
    Total revenues......   3,445    6,675    9,230   12,843   16,462  7,514 13,004
Costs and expenses:
  Cost of products......   2,042    2,211    3,289    3,921    5,361  2,123  3,438
  Research and
   development (1)......   2,097    2,431    2,464    3,218    3,833  1,781  3,654
  Selling, general and
   administrative.......   3,803    4,553    4,278    5,741    7,068  3,229  4,970
                         -------  -------  -------  -------  ------- ------ ------
    Total costs and
     expenses...........   7,942    9,195   10,031   12,880   16,262  7,133 12,062
                         -------  -------  -------  -------  ------- ------ ------
Income (loss) from
 operations.............  (4,497)  (2,520)    (801)     (37)     200    381    942
Interest and other
 income.................     604      537      449      528      535    256    417
                         -------  -------  -------  -------  ------- ------ ------
Net income (loss)....... $(3,893) $(1,983) $  (352) $   491  $   735 $  637 $1,359
                         =======  =======  =======  =======  ======= ====== ======
Net income (loss) per
 common and common
 equivalent share....... $ (0.60) $ (0.31) $ (0.05) $  0.07  $  0.10 $ 0.09 $ 0.17
                         =======  =======  =======  =======  ======= ====== ======
Weighted average number
 of common and common
 equivalent shares
 outstanding............   6,441    6,461    6,512    6,995    7,162  7,196  7,869

                                        MARCH 31,
                         --------------------------------------- SEPTEMBER 30,
                          1993    1994    1995    1996    1997       1997
                         ------- ------- ------- ------- ------- -------------
                                            (in thousands)
BALANCE SHEET DATA:
Cash, cash equivalents
 and short-term
 marketable securities.. $ 9,486 $ 3,067 $ 4,491 $10,647 $ 9,361    $24,312
Working capital.........  10,727   6,043   6,304  12,735  12,850     29,109
Long-term investments...   4,307   7,219   6,533     --      --         --
Total assets............  17,504  15,426  14,730  16,209  18,547     36,348
Long-term debt..........   3,820   3,773     --      --      --         --
Total stockholders'
 investment (2).........  12,460  10,589  13,305  13,945  15,225     32,648

-------
(1) Research and development expenses include certain contract costs. See Note 1(e) to Consolidated Financial Statements.
(2) No cash dividends on Common Stock were declared or paid during any of the periods presented.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OFFINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  The Company is a leader in the research and development of cardiac assist and heart replacement technology. The Company developed, manufactures and sells the BVS, a temporary cardiac assist device, and is developing a totally implantable artificial heart. The Company's operating results reflect the dual activities of commercial operations and investments in the research and development of new technologies.

  The BVS is a temporary cardiac assist device designed to provide a patient's failing heart with full circulatory assistance while allowing the heart to rest, heal and recover its function. The BVS is the only device that can provide full circulatory assistance approved by the FDA as a bridge-to-recovery device for the treatment of patients with reversible heart failure. Since fiscal 1994, the first full year of marketing the BVS in the United States, increasing new orders and reorders of the BVS have made product revenues the largest contributor to the Company's revenues. The Company has focused its initial selling efforts of the BVS on the approximately 300 medical centers that perform the most heart surgery procedures, teaching centers and transplant centers. As of September 30, 1997, the BVS had been purchased by over 275 medical centers in the United States, many of which are within the group of medical centers initially targeted. The BVS is comprised of a pneumatic drive and control console, single-use external blood pumps and cannulae. During the six months ended September 30, 1997 and fiscal 1997, revenues from BVS sales represented 94% and 88%, respectively, of the Company's total product revenues with no single customer representing more than 5% of product revenues.

  Research and development is a significant portion of the Company's operations. The Company's research and development efforts are focused on the development of new products, primarily related to cardiac assist and heart replacement, and the continued enhancement of the BVS and related technologies. The Company's research and development expenses have been primarily attributable to research and development under the Company's government contracts and grants. Revenues from contract research and development and total research and development costs have increased in each of the past three years. The Company's government-sponsored research and development contracts generally provide for payment on a cost-plus-fixed-fee basis. The Company accounts for revenue under these contracts and grants as work is performed, provided that the government has appropriated sufficient funds for the work. There can be no assurance that the government will not terminate, reduce or delay the funding for any of the Company's contracts. In addition, there can be no assurance that the Company will be successful in obtaining any new government contracts or further extensions to existing contracts.

  The Company plans to use its own resources to fund the further development of the TAH in amounts significantly in excess of the funding provided under the Company's TAH Contract. The Company estimates that the development of the TAH, including conducting pre-clinical and clinical studies and obtaining regulatory approvals, will require substantial funds. As a result, the Company believes that it is likely that the Company will incur losses, potentially as soon as the quarter ending December 31, 1997. There can be no assurance that the Company will be able to develop the TAH, or receive the required regulatory approvals to commence clinical trials on a timely basis or within budget, if at all.

  The Company has significant net tax operating loss carryforwards and tax credit carryforwards. As a result, income tax expense incurred during the periods presented have not been material. See Note 4 to Consolidated Financial Statements.

RESULTS OF OPERATIONS

  The following table sets forth certain consolidated statements of operations data for the periods indicated as a percentage of total revenues:

                                                       SIX MONTHS
                                                          ENDED
                             YEAR ENDED MARCH 31,     SEPTEMBER 30,
                             -----------------------  --------------
                              1995     1996    1997    1996    1997
                             ------   ------  ------  ------  ------
Revenues:
  Products..................   74.7%    75.7%   74.8%   76.7%   71.7%
  Contracts.................   25.3     24.3    25.2    23.3    28.3
                             ------   ------  ------  ------  ------
    Total revenues..........  100.0    100.0   100.0   100.0   100.0
Costs and expenses:
  Cost of products..........   35.6     30.5    32.6    28.2    26.5
  Research and development..   26.7     25.1    23.3    23.7    28.1
  Selling, general and
   administrative...........   46.4     44.7    42.9    43.0    38.2
                             ------   ------  ------  ------  ------
    Total costs and
     expenses...............  108.7    100.3    98.8    94.9    92.8
                             ------   ------  ------  ------  ------
Income (loss) from
 operations.................   (8.7)    (0.3)    1.2     5.1     7.2
Interest and other income...    4.9      4.1     3.2     3.4     3.2
                             ------   ------  ------  ------  ------
Net income (loss)...........   (3.8)%    3.8%    4.4%    8.5%   10.4%
                             ======   ======  ======  ======  ======

 Six Months Ended September 30, 1997 and 1996

  Revenues. Total revenues, excluding interest income, increased by 73% to $13.0 million in the six months ended September 30, 1997 from $7.5 million in the six months ended September 30, 1996. This increase was attributable to an increase in both product and contract revenues.

  Product revenues increased by 62% to $9.3 million in the six months ended September 30, 1997 from $5.8 million in the six months ended September 30, 1996. This increase was primarily attributable to increased unit sales of BVS blood pumps, consoles and related accessories. Product revenues during the six months ended September 30, 1997 included a $640,000 reduction in the Company's backlog for BVS blood pumps. This backlog had primarily resulted from the Company's voluntary recall of certain production lots of single-use BVS blood pumps during the quarter ended December 31, 1996. As of September 30, 1997, the Company's backlog of unshipped customer orders was $370,000. More than 90% of total product revenues in the six months ended September 30, 1997 were derived from domestic sources.

  Contract revenues increased by 110% to $3.7 million in the six months ended September 30, 1997 from $1.8 million in the six months ended September 30, 1996. This increase primarily reflected increased activity under the Company's TAH Contract. The Company accounts for revenue under its government contracts and grants as work is performed, provided that the government has appropriated sufficient funds for the work. Through September 30, 1997, the government had appropriated $4.9 million of the $8.5 million Phase II TAH Contract amount. The original government appropriation schedule calls for no further appropriation for the TAH Contract until October 1998. This schedule is subject to change at the discretion of the government. During the six months ended September 30, 1997, the Company's expenditures under the TAH Contract exceeded the appropriated amount, resulting in the Company recognizing as revenue all of the remaining $3.2 million balance of the $4.9 million appropriated under the TAH Contract.

  While the Company currently plans to further increase its expenditures in connection with the development of the TAH, the Company will not recognize any further contract revenues under the TAH Contract until such time as additional funds are appropriated under the TAH Contract, if ever. The Company believes that certain of its costs incurred prior to further appropriations may be reimbursable under the TAH

Contract, if and when additional appropriation under the TAH Contract is made. Due to the Company's accelerated TAH development activity and the timing of government appropriations, the Company believes that it will experience significant quarterly fluctuations in contract revenues. The Company also believes that its total expenses to complete the development of the TAH will significantly exceed the remaining $3.6 million TAH Contract amount. As a result, the Company believes that it is likely that the Company will again incur losses, potentially as soon as the quarter ending December 31, 1997.

  As of September 30, 1997, the Company's total backlog of research and development contracts and grants was $8.7 million, including the remaining $3.6 million under the TAH Contract and $3.0 million for Heart Booster research and development. Funding for the Company's government research and development contracts is subject to government appropriation, and all of these contracts contain provisions which make them terminable at the convenience of the government.

  Cost of Products. Cost of products sold as a percentage of product revenues remained unchanged at 36.9% for the six months ended September 30, 1997 and 1996.

  Research and Development Expenses. Research and development expenses increased by 105% to $3.7 million, 28% of total revenues, for the six months ended September 30, 1997, from $1.8 million, 24% of total revenues, for the six months ended September 30, 1996. This increase primarily reflected a higher level of activity under the Company's cost-plus-fixed-fee research and development contracts and grants, particularly the TAH Contract. Research and development expenses during the six months ended September 30, 1997 also included $230,000 of expenses incurred in connection with the Company's development activities for the TAH in excess of the appropriated amounts under the TAH Contract. The Company anticipates that its research and development expenses will increase significantly as a result of its plans to increase its internally funded research and development efforts for TAH.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 54% to $5.0 million, 38% of total revenues, for the six months ended September 30, 1997 from $3.2 million, 43% of total revenues, for the six months ended September 30, 1996. The increase in absolute dollars primarily reflected increased sales and marketing expenses, particularly increased personnel and sales commissions, related to the increase in product revenues, as well as additional administrative personnel. The decrease in selling, general and administrative expenses as a percentage of total revenues reflected the Company's higher revenue base to support these increased costs.

  Interest and Other Income. Interest and other income consists primarily of interest on the Company's investment balances, net of interest and other expenses. Interest income increased by 62% to $417,000, 3% of total revenues, for the six months ended September 30, 1997, from $257,000, 3% of total revenues, for the six months ended September 30, 1996. This increase primarily reflected the interest earned on the Company's higher average investment balances.

 Fiscal Years Ended March 31, 1997, 1996 and 1995

  Revenues. Total revenues, excluding interest income, for fiscal 1997 increased to $16.5 million as compared to $12.8 million in fiscal 1996 and $9.2 million in fiscal 1995, representing increases of 28% and 39% in fiscal 1997 and 1996, respectively.

  Product revenues increased to $12.3 million in fiscal 1997 from $9.7 million in fiscal 1996, and $6.9 million in fiscal 1995, representing increases of 27% and 41% in fiscal 1997 and fiscal 1996, respectively. These increases were primarily attributable to growing United States unit sales of the BVS consoles and single-use products, including increased blood pump reorders, and to increased average selling prices of BVS consoles and single-use products. The majority of the Company's product revenues in the last three years have been to United States customers. International revenues represented 7%, 9% and 13% of total product revenues in fiscal 1997, 1996 and 1995 respectively. The Company's product revenues from its dental business, ABIODENT, increased in fiscal 1997 to 12% of total product revenues and represented less than 10% of total revenues in all periods presented in this Prospectus.

  Contract revenues increased to $4.2 million in fiscal 1997 from $3.1 million in fiscal 1996 and $2.3 million in fiscal 1995, representing increases of 33% in both fiscal 1997 and 1996. These increases are reflective of the increased level of the Company's research and development activities under its government cost reimbursement contracts in each year. The majority of the Company's contract revenues, approximately 59% in fiscal 1997, were recognized in connection with the research and development under the TAH Contract, including amounts paid under Phase I of that contract.

  Cost of Products. Cost of products represented approximately 44%, 40% and 48% of product revenues for fiscal 1997, 1996 and 1995, respectively. The decrease in gross product margins experienced in fiscal 1997 as compared to fiscal 1996 is primarily attributable to the mix of products sold. The Company generally receives higher margins on the sale of single-use blood pumps than on the sale of consoles. A higher proportion of the Company's revenues was derived from the sale of BVS consoles in fiscal 1997 as compared to fiscal 1996. In addition, the Company's margins in fiscal 1997 were affected by increased costs of production of the single-use blood pumps, including approximately $200,000 in costs related to the Company's voluntary recall during the third quarter of fiscal 1997 of certain production lots of single-use BVS blood pumps. During that quarter, the Company became aware of certain isolated cases where components of its BVS blood pumps exhibited certain abnormalities. In response the Company commenced a product recall for and removed from inventory all blood pumps from the affected production lots.

  Research and Development Expenses. Cost of research and development increased to approximately $3.8 million, 23.3% of total revenues, in fiscal 1997 compared to $3.2 million, 25.1% of total revenues, and $2.5 million, 26.7% of total revenues, in fiscal 1996 and 1995, respectively. These increases reflect increased activity under research and development contracts and grants, which are billed on a cost-plus-fixed-fee basis. Costs of internal research and development primarily relate to continued engineering support and improvement of existing products as well as regulatory support for all products.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $7.1 million, 42.9% of total revenues, in fiscal 1997 from $5.7 million, 44.7% of total revenues, and $4.3 million, 46.4% of total revenues, in fiscal 1996 and fiscal 1995, respectively. These increases primarily reflect increased costs associated with higher product revenues, including the expansion of the United States based sales team and clinical post-sales support personnel. The decreases in selling, general and administrative expenses as a percentage of total revenues in fiscal 1996 and 1997 primarily reflect the Company's higher revenue base to support these increased costs.

  Interest and Other Income. Interest and other income totaled $540,000, $530,000, and $450,000, for fiscal 1997, 1996 and 1995, respectively. This income primarily represents income earned on short-term investments.

LIQUIDITY AND CAPITAL RESOURCES

  As of September 30, 1997, the Company had $24.3 million in cash and short-term marketable securities. The Company also has a $3.0 million line of credit from a bank that expires in September 1998, and which was entirely available at September 30, 1997.

  During the six months ended September 30, 1997, operating activities provided $2,000 of cash. Net cash provided by operating activities during the six months ended September 30, 1997 reflected net income of $1.4 million, including depreciation and amortization expense of $440,000, and an increase in accrued expenses of $535,000. These sources of cash were partially offset by an increase in accounts receivable of $2.0 million, a decrease in accounts payable of $156,000, and increases in prepaid expenses and inventory of $220,000 and $30,000, respectively. The increase in the Company's accounts receivable was primarily attributable to the Company's increased sales, including an increase in product revenues attributable to sales-type lease transactions.

  During the six months ended September 30, 1997, investing activities used $17.0 million of cash. Net cash used by investing activities included $15.9 million of purchases of short-term investments and $1.1 million of purchases and improvements of property and equipment. Although the Company does not currently have significant capital commitments, the Company believes that it will continue to make significant investments over the next several years to support the development and commercialization of its products and the expansion of its manufacturing facility.

  During the six months ended September 30, 1997, financing activities provided $16.1 million of cash. Net cash provided by financing activities included $16.0 million in net proceeds from the private placement of Common Stock to Genzyme Corporation and certain of the Company's directors in July 1997.

  The Company believes that its revenues and existing resources will be sufficient to fund its planned operations, including the planned increase in its internally funded TAH development efforts, for at least through the next twelve months. See "Risks Factors--Future Capital Needs and Uncertainty of Additional Funding."

                                   BUSINESS

  The Company is a leader in the research and development of cardiac assist and heart replacement technology. The Company developed, manufactures and sells the BVS, a temporary cardiac assist device designed to provide a patient's failing heart with full circulatory assistance while allowing the heart to rest, heal and recover its function. The BVS is most frequently used in patients whose hearts fail to immediately recover function following heart surgery. The BVS is the only device that can provide full circulatory assistance approved by the FDA as a bridge-to-recovery device for the treatment of patients with reversible heart failure.

  The Company is developing a battery-powered totally implantable artificial heart intended as a permanent replacement device to assume the full pumping function of both the left and right ventricles of the heart. The TAH is designed for use by patients with irreparably damaged hearts and at risk of death due to acute myocardial infarction ("AMI"), chronic ischemic disease or some form of end-stage congestive heart failure, but whose vital organs otherwise remain viable.

HEART DISEASE

 Overview

  The human heart consists of four chambers, including a left and right ventricle. The left ventricle pumps oxygen rich blood throughout the body. The right ventricle pumps oxygen depleted blood which has been circulated through the body to the lungs where it is re-oxygenated. The heart muscles of the ventricles require an uninterrupted supply of oxygenated blood, which is provided through coronary arteries.

  Insufficient blood flow to the muscles of the heart, known as ischemia, results in oxygen deprivation and leads to various complications. These complications include reduced cell function and, in more severe cases, permanent damage to the heart muscle, such as AMI. Diseases to the coronary arteries which affect blood flow to the heart are generally classified as coronary heart disease.

  Congestive heart failure is a condition manifested clinically by an enlarged heart. Congestive heart failure develops over time primarily due to excess demand on the heart muscle caused by a variety of factors, including chronic hypertension (high blood pressure), incompetent valves, coronary heart disease, infections of the heart muscle or the valves and congenital heart problems.

  Abnormalities in the electrical conduction system regulating the pumping function of the heart, known as rhythm disorders, can also lead to complications. These complications range from ventricular fibrillation (unsynchronized contractions) and arrhythmia (irregular heartbeats) to cardiac arrest. Most cardiac arrests result in sudden death.

 Prevalence and Mortality

  In 1994, there were an estimated 13.7 million people with coronary heart disease, 4.8 million people with congestive heart failure, 4.0 million people with rhythm disorders, and 1.4 million people with valvular diseases in the United States. These diseases and conditions resulted in approximately 750,000 deaths in 1995, of which approximately half were sudden deaths. Of the deaths that did not occur suddenly, approximately 110,000, 131,000, and 59,000 were associated with AMI, chronic ischemic disease and congestive heart failure, respectively.

 Circulatory Support Therapies

  In general, there are four modalities for the treatment or support of failing ventricles: pharmaceutical therapies, cardiological interventions, surgical corrections, and mechanical cardiac interventions. Pharmaceutical therapies, including diuretics, ACE inhibitors, beta blockers and calcium channel blockers, are commonly the first treatment option. Cardiological interventions, including angioplasty and the use of stents, are minimally invasive procedures that primarily address certain forms of coronary heart disease. Surgical corrections, including coronary bypass surgery and valve replacement, while effective, are a viable alternative only for those patients with enough functional heart muscle to sustain life. Mechanical cardiac interventions involve the use of devices for those patients whose heart muscles are unable to sustain life without cardiac assistance.

 Mechanical Cardiac Interventions

  Mechanical cardiac interventions can be divided into three groups of devices: temporary cardiac assist, permanent cardiac assist and heart replacement.

  Temporary Cardiac Assist. Patients who are candidates for temporary cardiac assist consist of those with severely but reversibly failing hearts and those who need ventricular support to remain alive while they await transplantation. Temporary cardiac devices which are designed to support the recovery of patients with reversibly failing hearts are referred to as "bridge-to-recovery" devices, and those which can support patients awaiting transplantation are referred to as "bridge-to-transplant" devices. Approximately 12,000 patients with potentially recoverable hearts die every year in the United States following heart surgery. Bridge-to-recovery devices can save the lives of many of these patients by temporarily assuming the pumping function of the heart, while allowing the heart to rest, heal and recover its normal function. These devices can also be used for bridge-to-recovery for nonsurgical patients who would otherwise die as a result of certain transient viral infections that attack the heart muscle. Bridge-to-transplant devices are ventricular assist devices ("VADs") used to support a portion of the patients awaiting heart transplants. There are approximately 2,300 heart transplants performed in the United States annually.

  Permanent Cardiac Assist. Patients with life-impairing or life-threatening heart failure due to permanent muscle damage may require support to either the left or both ventricles. Depending upon the severity of the damage and the nature of the heart's condition, these patients may be helped with permanent assist devices. Permanent assist devices under development can be grouped into two types, those that pump blood directly, such as VADs, and those that wrap around and help contract the heart without direct blood contact. Both types potentially may be used to treat end-stage congestive heart failure patients as well as those patients who are not at imminent risk of death but whose daily activities are generally restricted due to their weakened hearts. In 1995, there were approximately 59,000 deaths in the United States attributable to congestive heart failure.

  Heart Replacement. Patients with irreparably damaged hearts and at risk of death due to AMI, chronic ischemic disease or some form of end-stage congestive heart failure but whose vital organs otherwise remain viable are candidates for heart replacement. Included among these patients are those with massive heart damage or infection, severe rhythm disorders, prosthetic valves, clots or thrombi in the ventricles, high pulmonary resistance, chronic right ventricle failure and heart transplant rejection. Among these combined groups, the Company believes that approximately 60,000 patients per year could benefit from a heart replacement device. No life-supporting treatment is currently available for these patients except for the approximately 2,300 who receive heart transplants annually in the United States. Currently, available donor hearts are primarily reserved for transplantation of select end-stage congestive heart failure patients because many of these patients are able to survive for the long waiting periods required before a suitably matched donor heart can be found. The Company believes that the development of an artificial heart would increase the number of lives saved by eliminating the scarcity of, and waiting period for, available hearts.

ABIOMED PRODUCTS AND PRODUCTS UNDER DEVELOPMENT

  The Company markets the BVS, which is a temporary cardiac assist device, and is developing the TAH and the Heart Booster, which are replacement and permanent cardiac assist devices, respectively.

  The BVS-5000 Bi-Ventricular Assist System. The BVS is a temporary cardiac assist device designed to provide a patient's failing heart with full circulatory assistance while allowing the heart to rest, heal and recover its function. The BVS is most frequently used in patients whose hearts fail to immediately recover function following heart surgery. In November 1992, the Company received PMA approval from the FDA for the BVS for this post-surgery therapy. In 1996 and 1997, the FDA approved the use of the BVS for additional indications, expanding its use for the treatment of all patients with reversible heart failure as a bridge-to-recovery device. The BVS is the only device that can provide full circulatory assistance approved by the FDA for the treatment of these patients.

  The BVS system is comprised of a microprocessor-based pneumatic drive and control console, single-use external blood pumps and cannulae. The BVS console incorporates a closed-loop control system that automatically adjusts the pumping rate, similar to the natural heart. The dual-chamber blood pumps provide complete or partial pumping of blood for the left, right or both sides of a patient's heart and are designed to mimic the function of the natural heart. The BVS blood pumps reduce the risk of damaging blood cells by filling the ventricles passively and continuously by gravity rather than by suction. The cannulae are specially designed tubes used to connect the blood pumps to the heart. The integration of the cannulae, blood pumps and console creates a system with the ability to reduce the load on the heart, provide pulsatile blood flow to vital organs and allow the heart muscles time to rest and recover. Stabilization of patients who recover under BVS support typically occurs in a period of less than one week. The BVS is designed to be simple and easy to use and does not require a specially trained technician to constantly monitor or adjust the pumping parameters, which can reduce hospital operating costs.

  The following diagram illustrates the BVS.



[SCHEMATIC OF PATIENT LYING ON BED IN BVS SUPPORT. COMPONENTS OF THE BVS ARE IDENTIFIED WITH CAPTIONS.]

  The BVS is intended for use in any hospital performing open-chest cardiac surgery, of which there are more than 900 in the United States. As of September 30, 1997, the BVS had been purchased by over 275 medical centers in the United States including many of the largest centers. Typically, medical centers initially purchase the BVS console, two to four BVS single-use blood pumps, cannulae, training and related accessories. The BVS is capable of supporting the left, right or both ventricles of the heart. In the Company's clinical experience, approximately half of the patients required support to both ventricles of the heart, and therefore the use of two single-use BVS blood pumps. The Company's United States list price for a BVS console, and a blood pump and cannulae set are $59,500 and $6,950, respectively.

  The Totally Implantable Artificial Heart (TAH). The Company is developing a battery-powered totally implantable artificial heart intended as a permanent replacement device to assume the full pumping function of both the left and right ventricles of the heart. The TAH is designed for use by patients with irreparably damaged hearts and at risk of death due to AMI, chronic ischemic disease or some form of end-stage congestive heart failure but whose vital organs otherwise remain viable. Included among these patients are those with massive heart damage or infection, severe rhythm disorders, prosthetic valves, clots or thrombi in the ventricles, high pulmonary resistance, chronic right ventricle failure and heart transplant rejection.

  The core technology for the TAH has been under development by the Company since the Company's inception. The Company has completed its feasibility studies of the TAH system and substantially finalized the design of the TAH. The system and individual components have been tested through a variety of laboratory and animal tests. The Company is currently accelerating the development of the TAH and is devoting significant resources towards improving the manufacturing process in order to reach consistency and reliability levels necessary to conduct advanced pre-clinical and clinical trials. The Company's goal is to initiate clinical trials of the TAH by the end of the year 2000. There can be no assurance that the Company will be able to successfully complete pre-clinical testing of the TAH and receive FDA approval to begin clinical trials of the TAH in a timely manner, if at all. Moreover, pre-clinical trials may not be predictive of results that will be obtained in clinical trials. The Company is consulting with regulatory authorities, leading medical centers and physicians to define protocols and patient populations for future clinical trials. The Company has built a new development and pilot-scale manufacturing facility, and has significantly increased the personnel focused on the manufacturability and testing of the TAH.

  The TAH system is comprised of a thoracic unit, or "replacement heart," a rechargeable battery, a miniaturized electronics package, a transcutaneous energy transmission system, and an external belt-worn battery pack. The thoracic unit includes two artificial ventricles with their associated valves and a hydraulic pumping system. The unit provides complete pumping of the blood to the lungs and throughout the body. The ventricles and their associated valves are being designed and manufactured with seamless surfaces which reduce the risk of damaging blood cells, or creating clots or thrombi. The electronics package automatically adjusts the rate and amount of blood flow to the patient's needs, similar to the natural heart. The implantable rechargeable battery and the transcutaneous energy transmission system eliminate the need for wires penetrating the patient's skin and associated risks of infection. The entire TAH system is being designed to be highly reliable with minimal maintenance and patient involvement.

The following diagram illustrates the TAH.


[SCHEMATIC OF UPPER TORSO OF PATIENT WITH A TAH IMPLANTED. COMPONENTS OF THE TAH ARE IDENTIFIED WITH CAPTIONS.]


  Much of the development of the TAH has been funded by the NHLBI. Prior to receiving its most recent $8.5 million TAH Contract extension, the Company demonstrated to the NHLBI that the basic design of the system functioned in laboratory and animal models without significant complications. The Company retains the right to market the resulting TAH without royalty to NHLBI. The Company is responsible for the complete research and development program and has collaborated over the past nine years with the Texas Heart Institute for pre-clinical product testing and evaluation.

  The Heart Booster. The Company is developing the Heart Booster as a permanent cardiac assist device designed to wrap around and help contract the heart without direct blood contact. The Heart Booster is being designed for use in patients with congestive heart failure who are not at imminent risk of death, but whose daily activities are generally restricted due to their weakened hearts. This device, unlike most devices being developed to pump blood directly, avoids the potential risks of damage to blood cells and formation of clots and thrombi. The Heart Booster consists of a pliant and thin artificial plastic "muscle" that can be wrapped around the heart. This artificial muscle is being developed to mimic the contraction-relaxation characteristics of the heart muscle and provide sufficient contractility. The design goal of the Heart Booster is to restore an acceptable and active quality of life to the patient. The Heart Booster is in an earlier stage of research and development than the TAH and is being developed under a five year, $4.3 million contract from the NHLBI. Columbia Presbyterian Medical Center is collaborating with the Company on this project for pre-clinical testing and evaluation. There can be no assurance that the Company will be successful in developing the Heart Booster.

ABIOMED STRATEGY

  The Company's goal is to be a leader in the development, manufacture and marketing of mechanical cardiac assist and replacement devices that address the varying needs of a wide range of patients.The Company is pursuing the following strategies to achieve this objective.

  Accelerate Development of the TAH. The Company is devoting significant resources with the goal to be the first to clinically introduce a totally implantable artificial heart. The Company is consulting with regulatory authorities, leading medical centers and physicians to define protocols and patient populations for future clinical trials. The Company has built a new development and pilot-scale manufacturing facility, and has significantly increased the personnel focused on the manufacturability and testing of the TAH.

  Increase Market Penetration of BVS. The Company has recently increased the size of both its domestic sales force and its clinical support group. Its sales force focuses on BVS sales to new customers, while its clinical support group focuses on training and educating existing customers in order to improve clinical outcomes and increase BVS blood pump usage. As of September 30, 1997, the BVS had been purchased by over 275 medical centers in the United States, including many of the largest centers. The Company believes that its relationships with its customers will facilitate the adoption of the BVS by other medical centers.

  Maintain and Enhance Technological Leadership. The Company is a leader in the research and development of mechanical cardiac assist and replacement devices. The Company has accumulated substantial proprietary knowledge and has been granted a number of patents relating to the technologies incorporated in these devices. The Company intends to continue to enhance and expand upon its core technical expertise to maintain its leadership and to further develop advanced mechanical cardiac assist and replacement devices.

  Pursue Strategic Relationships to Support Research and Commercialization Efforts. Many of the Company's products under development, including the TAH, have been funded using government contracts and grants. The Company seeks funding from third parties to support its research and development programs and generally limits the use of its own funds until the scientific risk is reduced. In addition, the Company intends to pursue collaborative relationships to develop and commercialize the Company's non-cardiac assist technologies.

MARKETING AND SALES

  Approximately 900 medical centers in the United States perform heart surgery. The Company has focused its initial BVS selling efforts on teaching and transplant centers as well as the medical centers that perform the most heart surgery procedures. As of September 30, 1997, the BVS had been purchased by over 275 medical centers in the United States, many of which are within the group of medical centers initially targeted. The Company believes that its installed base of customers provides an opportunity for reorders of the single-use BVS blood pumps as well as a reference base to assist in selling to new accounts.

  The Company sells the BVS in the United States through direct sales and clinical support teams. As of September 30, 1997, the Company's BVS sales, clinical support, marketing and field service teams included 35 full-time employees. Its sales force focuses on BVS sales to new customers. Its clinical support group focuses on training and educating existing customers in order to improve clinical outcomes and increase BVS blood pump usage. The Company believes the efforts of its clinical support group contribute significantly to increasing the number of lives saved by the BVS and increasing usage and reorders of BVS blood pumps. The Company also believes that its sales and support teams will be key assets for the introduction of potential future products such as the TAH. Building on its experience in the United States, the Company also is working to expand its international sales efforts both through distributors, including a recent collaborative arrangement for distribution in Japan, and by selling directly in select European markets. The Company believes that sales of its BVS may be somewhat seasonal, with reduced sales in the summer months, reflecting hospital personnel and physician vacation schedules.

MANUFACTURING

  The Company manufactures the BVS console, BVS blood pumps and related accessories. The manufacture of BVS consoles consists primarily of assembly, testing and quality control. The Company purchases the majority of the materials, parts and peripheral components used in the BVS consoles. The Company manufactures certain blood contacting components for the BVS blood pumps, including valves and bladders, from its proprietary Angioflex polymer.

  The nature of the Company's products requires high quality manufacturing. The Company's manufacturing and quality testing processes and procedures are highly dependent on the diligence and experience of the Company's personnel. To the extent that the Company's manufacturing volumes expand or the Company begins the manufacture of new products, this dependence on personnel will likely increase. In addition, the manufacture of blood contacting surfaces of the Company's products requires a high degree of precision. These surfaces are manufactured from polyurethane-based materials. The quality and composition of polyurethane-based products can vary significantly based on numerous factors including humidity, temperature, material content and air flow during the manufacturing process. The Company's products also incorporate plastic components for non-blood contacting surfaces. The Company relies on third-party vendors to provide these components to the Company's specifications. The Company is not able to fully inspect the quality of all vendor supplied components and, therefore, relies on its vendors with respect to the quality of these components. Once the plastic-based components of the Company's products have been assembled, accessibility for inspection is limited. If a defect is detected in as few as one of the Company's products, or in one component of a Company product, it can result in the recall or restriction on sale of products. Once assembled, in most cases, the Company's blood contacting components cannot be reworked for human use. The manufacturing lead times for parts and assemblies, particularly the polyurethane-based components, can take many weeks from the date that all materials and components are received by the Company. In addition, vendor lead times for materials and components of the Company's products vary significantly, with lead times for certain materials and components exceeding six months.

  The Company is planning to expand its manufacturing facility for the BVS during the next twelve months. There can be no assurance that the products manufactured in the expanded facility will be manufactured at the same cost and quality as the BVS is currently being manufactured. In addition, to the extent that the Company's products under development have been manufactured, they have been manufactured as prototypes with, at most, pilot-scale production. The Company's products under development are likely to involve additional manufacturing complexities and high quality requirements. There can be no assurance that the Company will be able to increase production of the BVS or manufacture future products, if developed and approved, in commercial quantities on a consistent and timely basis, with acceptable cost and quality. The inability to manufacture current and future products in sufficient quantities in a timely manner, and with acceptable cost and quality, would have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company relies on outside vendors to supply certain components used in the BVS and in its products under development. Certain of the components of the BVS are supplied by sole source vendors or are custom made for the Company. From time to time, suppliers of certain components of the BVS have indicated that they intend to discontinue, or have discontinued, making such components. In addition, certain of these components are supplied from single sources due to quality considerations, costs or constraints imposed by regulatory authorities. There are relatively few additional sources of supply for such components and establishing additional or replacement suppliers for such components cannot be accomplished quickly and may require FDA approval. In the past, certain suppliers have announced that, due to government regulation or in an effort to reduce potential product liability exposure, they intend to limit or terminate sales of certain products to the medical industry. There can be no assurance that, if such an interruption were to occur, the Company would be able to find suitable alternative supplies at reasonable prices or would be able to obtain requisite regulatory approvals in a timely manner, if at all. Similarly, when and if the Company reaches the clinical testing stage of its products under development, it may find that certain components become more difficult to source from outside vendors due to the product liability risk perceived by those vendors. The Company's inability to obtain acceptable components in a timely manner or to find suitable replacements at an acceptable cost would have a material adverse effect on the Company's business, financial condition and results of operations.

RESEARCH AND PRODUCT DEVELOPMENT

  The Company has substantial expertise in electro-mechanical systems, cardiac physiology and experimental surgery, blood-material interactions, fluid mechanics and hemodynamics, internal and external electronic hardware, software, plastics processing, lasers and optical physics. The Company's research and development efforts are focused on the development of new products, primarily related to mechanical cardiac assist and heart replacement, and the continued enhancement of the BVS and related technologies. The Company's research and development personnel also are involved in establishing protocols, monitoring and submitting test data to the FDA and corresponding foreign regulatory agencies to obtain the necessary clearances and approvals for its products. Sophisticated tools, such as 3-dimensional CAD/CAM, and procedures are used in an effort to ensure smooth transition of new products from research to product development to manufacturing.

  Cardiac assist products currently under development by the Company include the TAH, the Heart Booster, and a variety of specialized pumps, such as a miniaturized rotary blood pump and a magnetically-suspended centrifugal pump. The Company is also developing devices in the area of minimally invasive surgery applications, such as tissue welding and vascular welding for the repair of small arteries.

  During the six months ended September 30, 1997 and the fiscal years ended March 31, 1997, 1996 and 1995, the Company expended $3.7 million, $3.8 million, $3.2 million and $2.5 million, respectively, on research and development. A substantial portion of these expenses were funded by government contracts and grants. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Strategic Relationships."

STRATEGIC RELATIONSHIPS

 Genzyme

  In July 1997, the Company sold 1,153,846 shares of Common Stock to Genzyme Corporation ("Genzyme"). In connection with this sale, the Company and Genzyme agreed to discuss collaborative arrangements that would allow them to jointly develop and commercialize products which combine biotechnology and biomedical engineering, primarily for the surgical market. A potential target for collaboration is minimally invasive cardiac surgery, an emerging field in which surgeons use new products and techniques to reduce the trauma, recovery period, and expense of heart surgery. The Company and Genzyme are engaged in ongoing discussions regarding this potential collaboration. The Chief Executive Officer of Genzyme is a member of the Company's board of directors. There can be no assurance that the Company and Genzyme will agree to jointly collaborate on any project, that any such project would result in the development of any product, or that any such product, if developed, would be commercially successful. See "Certain Transactions."

 National Heart, Lung and Blood Institute

  Since the Company's inception, United States government agencies, particularly the NHLBI, have provided significant support to the Company's product development efforts. The most significant current funding from the NHLBI supports the Company's development of the TAH and Heart Booster. In September 1996, the Company received an $8.5 million extension to its TAH Contract from the NHLBI. In September 1995, the Company received a $4.3 million contract from the NHLBI to develop the Heart Booster. During the six months ended September 30, 1997 and the fiscal years ended March 31, 1997, 1996 and 1995, the

Company recognized revenues of $3.7 million, $4.2 million, $3.1 million and $2.3 million, respectively, under United States government contracts and grants. All of the Company's government contracts and grants contain provisions making them terminable at the convenience of the government and are subject to government appropriations. There can be no assurance that the government will not terminate, reduce or delay the funding for any of the Company's contracts. In addition, there can be no assurance that the Company will be successful in obtaining any new government contracts or further extensions to existing contracts.

COMPETITION

  Competition in the cardiac assist market is intense and subject to rapid technological change and evolving industry requirements and standards. Many of the companies developing or marketing cardiac assist products have substantially greater financial, product development, sales and marketing resources and experience than the Company. These competitors may develop superior products or products of similar quality at the same or lower prices. Moreover, there can be no assurance that improvements in current or new technologies will not make them technically equivalent or superior to the Company's products in addition to providing cost or other advantages. Other advances in medical technology, biotechnology and pharmaceuticals may reduce the size of the potential markets for the Company's products or render those products obsolete.

  The BVS is the only device that can provide full circulatory assistance approved by the FDA as a bridge-to-recovery device for the treatment of patients with reversible heart failure. However, the Company is aware of at least one other company, Thoratec Laboratories Corporation, seeking approval of a temporary cardiac assist device to address this market. Approval by the FDA of products that compete directly with the BVS would increase competitive pricing and other pressures and could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that it would compete with any such product on the basis of cost, clinical outcome and customer relations. There can be no assurance that the Company would be able to compete effectively with respect to these factors.

  The Company is aware of other artificial heart development efforts in the United States, Canada, Europe and Japan. A team comprised of Pennsylvania State University and 3M Corporation, Inc. has been developing a heart replacement device for many years with significant NHLBI support. There are a number of companies, including Thermo Cardiosystems, Inc. and Novacor, a division of Baxter International, Inc., which are developing permanent cardiac assist products, including implantable left ventricular assist devices and miniaturized rotary ventricular assist devices, that may address markets that overlap with certain segments of the markets targeted by the Company's TAH. The Company's TAH may compete with those VADs for some patient groups, notably patients with severe congestive heart failure due to predominant left ventricle dysfunction. An implantable VAD supplements the pumping ability of a failing ventricle. In contrast, the TAH is being designed to replace failing ventricles. The Company believes that Thermo Cardiosystems, Inc. has commenced clinical testing for PMA approval of LVADs for permanent cardiac assist. The Company believes that the TAH, LVADs and other VADs, if developed, will generally be used to address the needs of different patient populations, with an overlap for certain segments of the heart failure population. There can be no assurance that the Company will develop and receive FDA approval to market its TAH on a timely basis, if at all, or that once developed, the TAH will be commercially successful.

  The Company's customers frequently have limited budgets. As a result, the Company's products compete against the broad range of medical devices for these limited funds. The Company's success will depend in large part upon its ability to enhance its existing products and to develop new products to meet regulatory and customer requirements and to achieve market acceptance. The Company believes that important competitive factors with respect to the development and commercialization of its products include the relative speed with which it can develop products, establish clinical utility, complete clinical testing and regulatory approval processes, obtain reimbursement and supply commercial quantities of the product to the market. There can be no assurance that the Company will be able to compete successfully or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

THIRD-PARTY REIMBURSEMENT

  The Company's BVS product is, and most of its products under development are intended to be, sold to medical institutions. Medical institutions and their physicians typically seek reimbursement for the use of these products from third-party payors, including Medicare, Medicaid, private health insurers and managed care organizations. As a result, market acceptance of the Company's current and proposed products may depend in large part on the extent to which reimbursement is available to medical institutions and their physicians for use of the Company's products.

  The level of reimbursement provided by United States and foreign third-party payors varies according to a number of factors, including the medical procedure category, payor, location, outcome and cost. In the United States, many private health care insurance carriers follow the recommendations of HCFA, which establishes guidelines for the reimbursement of health care providers treating Medicare and Medicaid patients. Internationally, healthcare reimbursement systems vary significantly. In certain countries, medical center budgets are fixed regardless of levels of patient treatment. In other countries, such as Japan, reimbursement from government or third party payors must be applied for and approved. As of the date of this Prospectus, under HCFA guidelines, Medicare reimburses medical institutions for Medicare patients based on the category of surgical procedures in which the BVS is used and incrementally reimburses physicians for the use of the BVS. Medicare does not, however, currently reimburse medical institutions for the incremental cost of using the BVS above the amount allowed for the reimbursement category of the surgical procedure. Certain private health insurers and managed care providers provide incremental reimbursement to both the medical institutions and their physicians. The Company is currently petitioning HCFA to assign a higher paying reimbursement category whenever the BVS is used. In October 1995, HCFA established a special "ICD-9" code for the BVS in an effort to more clearly track and evaluate hospital and physician costs associated specifically with the BVS compared to current reimbursement levels, so that HCFA can determine the appropriate category and level of reimbursement. There can be no assurance that HCFA will reassign the BVS to a higher paying category in a timely manner, if at all.

  No reimbursement levels have been established for the Company's products under development, including the TAH. Prior to approving coverage for new medical devices, most third-party payors require evidence that the product has received FDA approval or clearance for marketing, is safe and effective and not experimental or investigational, and is medically necessary and appropriate for the specific patient for whom the product is being used. Increasing numbers of third-party payors require evidence that the procedures in which the products are used, as well as the products themselves, are cost-effective. There can be no assurance that the Company's products under development will meet these criteria, that third-party payors will reimburse physicians and medical institutions for the use of the products or that the level of reimbursement will be sufficient to support the widespread use of the products. Furthermore, there can be no assurance that third-party payors will continue to provide reimbursement for the use of BVS or that such payors will not reduce the current level of reimbursement for the product. Failure to achieve adequate reimbursement for its current or proposed products would have a material adverse effect on the Company's business, financial condition and results of operations.

ABIODENT SUBSIDIARY

  ABIODENT, Inc. ("ABIODENT"), a wholly owned subsidiary of the Company, manufactures and markets the PerioTemp periodontal screening system ("PerioTemp") and markets the Halimeter for early detection and assessment of risk of periodontal disease and other sources of halitosis. ABIODENT is operated independently from the Company's cardiac assist activities. As of September 30, 1997, ABIODENT employed eight full-time employees.

  The PerioTemp is a tool for use by dentists, periodontists and other dental specialists to instantly detect sites of gum inflammation. The PerioTemp patented technology, developed in part through funding from the National Institute of Dental Research, consists of a book-sized console, containing a microprocessor that is connected to a probe, shaped much like a dentist's probe, with a heat-sensing tip. The device is used in a manner which is consistent with traditional probing but includes an instantaneous display and record of temperature deviations from normal inside the pockets between teeth and the surrounding gum. According to published sources, gum temperature has been shown to be a reliable indicator of the presence of inflammation, a precursor of periodontal disease. The PerioTemp also allows the clinician to record gum pocket depth and bleeding point information.

  ABIODENT markets the PerioTemp in conjunction with the Halimeter, to provide differential evaluation of the sources of halitosis. ABIODENT purchases the Halimeter from Interscan, Inc. under a distribution arrangement which is exclusive to ABIODENT if it meets certain defined sales volume levels.

  ABIODENT markets its dental products with complementary products of others used in preventive and cosmetic dental programs. Revenues from this subsidiary represented 12% of the Company's total product revenues in fiscal 1997 and represented less than ten percent of the Company's total revenues in all periods presented in this Prospectus. The Company believes that it cannot alone adequately support the investment that the continued growth of its dental business requires and is looking for alternative ways to support its dental business.

PATENTS AND PROPRIETARY RIGHTS

  The Company's business depends significantly upon its proprietary technology. The Company relies on a combination of trade secret laws, patents, copyrights, trademarks and confidentiality agreements and other contractual provisions to establish, maintain and protect its proprietary rights, all of which afford only limited protection. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology or that the Company can meaningfully protect its trade secrets.

  The Company has been issued or allowed 22 patents and has pending three patent applications in the United States. The Company has obtained or applied for corresponding patents and patent applications for certain of these patents and patent applications in a limited number of foreign countries. These patents relate to the BVS and certain of its products under development including the TAH. The Company's United States patents expire at various times from 2003 to 2016. There can be no assurance that the Company's pending patent applications or any future applications will be approved, that any patents will provide the Company with competitive advantages or will not be challenged by third parties, or that the patents of others will not render the Company's patents obsolete or otherwise have an adverse effect on the Company's ability to conduct business. Because foreign patents may afford less protection under foreign law than is available under United States patent law, there can be no assurance that any such patents issued to the Company will adequately protect the Company's proprietary information. Others may have filed and may file patent applications in the future that are similar or identical to those of the Company. To determine the priority of inventions, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office or opposition proceedings before a foreign patent office that could result in substantial cost to the Company. No assurance can be given that any such interfering patent or patent application will not have priority over patent applications filed on behalf of the Company or that the Company will prevail in any opposition proceeding.

  The medical device industry is characterized by a large number of patents and by frequent and substantial intellectual property litigation. There can be no assurance that the Company's products and technologies do not infringe or violate any patents or proprietary rights of third parties. The Company has in the past and may in the future be notified that it may be infringing or violating proprietary rights possessed by others. Any intellectual property litigation would be costly and could divert the efforts and attention of the Company's management and technical personnel, which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement or other claims will not be asserted in the future or such assertions, if proven to be true, will not prevent the Company from selling its products or materially and adversely affect the Company's business, financial condition and results of operations. If any such claims are asserted against the Company's proprietary rights, it may seek to enter into a royalty or licensing arrangement. There can be no assurance, however, that a license will be available on reasonable terms, or at all. The Company could decide, in the alternative, to resort to litigation to challenge such claims or to design around the patented or otherwise proprietary technology. Such actions could be costly and would divert the efforts and attention of the Company's management and technical personnel, which would materially and adversely affect the Company's business, financial condition and results of operations.

  The Company has recently received letters from a third party alleging that certain technology incorporated into the transcutaneous energy transmission system component of the Company's TAH may infringe the patent or other proprietary rights of that party. The Company is in the preliminary stages of assessing the allegations, but does not believe that it is infringing any patent or other intellectual property rights of this third party. There can be no assurance that the Company would prevail in the defense of any infringement or other claim, if made. If infringement or violation of the patent or other proprietary rights of the third party were determined to exist, the Company would either be required to use or develop alternative technology or to seek a license of the technology. There can be no assurance that the Company could obtain a license of this technology on a timely basis or on reasonable terms, if at all. In addition, there can be no assurance that the Company could develop or license alternative technology on a timely basis, if at all. As a result, a determination of infringement or violation could have a material adverse effect on the Company's development of the TAH and on its business, financial condition and results of operations. Any patent or intellectual property dispute or litigation could result in product development delays, would be costly and could divert the efforts and attention of the Company's management and technical personnel, and could have a material adverse effect on the Company's business, financial condition and results of operations.

  Certain of the Company's products have been developed in part under government contracts pursuant to which the Company may be required to manufacture a substantial portion of the product in the United States and the government may obtain certain rights to use or disclose technical data developed under those contracts. The Company retains the right to obtain patents on any inventions developed under those contracts (subject to a non-exclusive, non-transferable, royalty-free license to the government), provided it follows certain prescribed procedures.

  The Company purchased certain of its technology, including technology incorporated in the BVS, from the Abiomed Limited Partnership (the "Partnership"), in which the Company has a 61.7% interest. As a result of this purchase, the Company is required to pay the Partnership a royalty through August 3, 2000. See Note 7 to the Consolidated Financial Statements.

GOVERNMENT REGULATION

  Clinical testing, manufacture and sale of the Company's products and products under development, including the BVS, TAH and Heart Booster and the Company's dental devices, are or will be subject to regulation by the FDA and corresponding state and foreign regulatory agencies. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of marketing approvals and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by the Company.

  In the United States, medical devices are classified into one of three classes (i.e., Class I, II or III) on the basis of the controls deemed necessary by the FDA to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, such as labeling, pre-market notification and adherence to the FDA's Current Good Manufacturing Practices requirements set forth in the Quality System Regulation ("QSR"), which include testing, control and documentation requirements. Class II devices are subject to general and special controls, such as performance standards, post-market surveillance, patient registries and QSR compliance. Class III devices, which are typically life-sustaining, life-supporting and implantable devices, or new devices that have been found not to be substantially equivalent to legally marketed devices, are subject to the requirements applicable to Class I and Class II devices and must generally also receive pre-market approval by the FDA to ensure their safety and effectiveness.

  Before introducing a new device into the market, the Company must generally obtain FDA clearance or approval through either clearance of a 510(k) notification or receipt of a Pre-Market Approval ("PMA"). A 510(k) clearance will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed Class I or Class II medical device or a Class III medical device for which the FDA has not required PMAs. The Company has received FDA market clearance under Section 510(k) for the PerioTemp.

  A PMA application must be filed if a proposed device is not substantially equivalent to a legally marketed Class I or Class II device, or if it is a Class III device for which the FDA has required PMAs. A PMA application must be supported by valid scientific evidence, which typically includes extensive information including relevant bench tests, laboratory and animal studies and clinical trial data to demonstrate the safety and effectiveness of the device. The PMA application also must contain a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and the proposed labeling advertising literature and training materials. By regulation, the FDA has 180 days to review the PMA application, and during that time an advisory committee may evaluate the application and provide recommendations to the FDA. Advisory Committee reviews often occur over a significantly protracted period, and a number of devices for which FDA approval has been sought have never been cleared for marketing. In addition, modifications to a device that is the subject of an approved PMA, or to its labeling or manufacturing process, may require approval by the FDA, including the submission of PMA supplements or new PMAs.

  If clinical trials of a device are required in order to obtain FDA approval and the device presents a "significant risk," the sponsor of the trial will have to file an Investigational Device Exemption ("IDE") application prior to commencing clinical trials. The IDE application must be supported by data, which typically includes the results of animal and laboratory testing. If the IDE application is approved by the FDA and all of the appropriate Institutional Review Boards ("IRBs"), clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a "nonsignificant risk" to the patient, a sponsor may begin the clinical trial after obtaining approval for the study by one or more appropriate IRBs without the need for FDA approval. Sponsors of clinical trials are permitted to charge for investigational devices distributed in the course of the study provided that compensation does not exceed recovery of the costs of manufacture, research, development and handling. An IDE supplement must be submitted to and approved by the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness or the rights, safety or welfare of human subjects.

  In November 1992, the Company received PMA approval from the FDA for the BVS. In 1996 and 1997, the FDA approved the use of the BVS for additional indications, expanding its use to the treatment of all patients with reversible heart failure. The TAH and the Heart Booster will be Class III devices and therefore will be subject to the IDE and PMA processes and the QSR.

  Any devices, including the BVS, that are manufactured or distributed by the Company pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA and certain state agencies. Manufacturers of medical devices for marketing in the United States are required to adhere to the QSR and must also comply with Medical Devices Reporting ("MDR") requirements that a firm report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to a death or serious injury. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses. The Company is subject to routine inspection by the FDA and certain state agencies for compliance with the QSR and MDR requirements, as well as other applicable regulations.

  In addition, the FDA requires that manufacturers of certain devices, including the BVS, conduct postmarket surveillance studies after receiving approval of a PMA application. The primary purpose of required postmarket surveillance is to provide an early warning system to alert the health care community to any potential problems with a device within a reasonable time of the initial marketing of the device. Postmarket surveillance provides clinical monitoring of the early experiences with the device once it is distributed in the general population under actual conditions of use.

  The Company is also subject to regulation in each of the foreign countries in which it sells its products. Many of the regulations applicable to the Company's products in these counties are similar to those of the FDA. The Company has obtained the requisite foreign regulatory approvals for sale of the BVS in many foreign countries, including most of Western Europe, and has recently commenced the regulatory approval process in Japan. The Company believes that foreign regulations relating to the manufacture and sale of medical devices are becoming more stringent. The European Union has adopted regulations requiring that medical devices comply with the Medical Device Directive by June 15, 1998, which includes ISO-9001 and CE certification. The Company's BVS currently has German MedGV approval but is not yet certified for ISO-9001 compliance. The Company is working to obtain ISO-9001 and independent CE certification for its BVS facility. There can be no assurance that the Company will obtain such certification in a timely manner, if at all. Unless ISO and CE certification are obtained, the Company's sale of the BVS into the European Union may be restricted. Many manufacturers of medical devices, including the Company, have often relied on foreign markets for the initial commercial introduction of their products. The more stringent foreign regulatory environment could make it more difficult, costly and time consuming for the Company to pursue this strategy for new products.

  Any FDA, foreign or state regulatory approvals or clearances, once obtained, can be withdrawn or modified. Delay in the Company obtaining, or inability of the Company to obtain and maintain, any necessary United States or foreign clearances or approvals for new or existing products or product enhancements, or cost overruns resulting from these regulatory requirements, would have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

  As of September 30, 1997, the Company had 166 full-time employees. The Company has entered into contractual agreements with all of its employees which include strict confidentiality and non-compete commitments by each employee. None of the Company's employees is represented by a union. The Company considers its employee relations to be good.

PROPERTIES

  The Company leases its headquarters and research and development and production facilities in three separate buildings in an industrial office park covering approximately 55,000 square feet. The addresses of these leased spaces are 33 Cherry Hill Drive and 24 Cherry Hill Drive in Danvers, Massachusetts and 66 Cherry Hill Drive in Beverly, Massachusetts. All facilities are located approximately 22 miles north of Boston. The leases at the primary facilities, representing 23,000 square feet and 22,000 square feet, respectively, expire in April 2000 and June 2001, respectively. All leases have options to extend at market rates.

  The Company's facilities include fabrication areas for medical and dental device manufacturing, and development facilities for laboratory and durability testing of plastics and electronics. The Company has begun improving approximately 18,000 square feet of this space to better accommodate its BVS growth and to allow for expanded engineering, production and testing relating to the TAH. The Company believes that these facilities are adequate for its current needs.

LEGAL PROCEEDINGS

  The Company is not a party to any material pending legal proceedings. See "Business--Patents and Proprietary Rights."

                                  MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

  The Company's executive officers, key employees and directors are as follows:

                   NAME                  AGE               POSITION
   ------------------------------------- --- ------------------------------------
   David M. Lederman, Ph.D*............. 53  Chairman of the Board of Directors,
                                              President, Chief Executive Officer
                                              and Assistant Treasurer
   Robert T.V. Kung, Ph.D*.............. 53  Senior Vice President--Research and
                                              Development, and Assistant
                                              Secretary
   Eugene D. Rabe*...................... 41  Vice President--Global Sales,
                                              Marketing and Clinical Programs
   John F. Thero*....................... 37  Vice President--Finance, Chief
                                              Financial Officer, Treasurer and
                                              Assistant Secretary
   Anthony W. Bailey.................... 41  Vice President--Engineering
   William J. Bolt...................... 45  Vice President (in charge of
                                              ABIODENT)
   David Nikka.......................... 42  Vice President--Resources and
                                              Administration
   Janice Piasecki...................... 43  Vice President--Regulatory Affairs
   Edward G. Taylor, Ph.D............... 46  Vice President--Program Director,
                                              Implantable Artificial Heart
   W. Gerald Austen, M.D................ 67  Director
   Paul Fireman......................... 53  Director
   John F. O'Brien...................... 54  Director
   Desmond H. O'Connell, Jr. ........... 61  Director
   Henri A. Termeer..................... 51  Director

--------
*Executive Officer

  Dr. David M. Lederman founded the Company in 1981, has served as Chairman of the Board and Chief Executive Officer since that time, and as President for the majority of that time. Prior to founding ABIOMED, he was Chairman of the Medical Research Group at the Everett Subsidiary of Avco Corporation. He originated the design and development of ABIOMED's artificial heart blood pumps and their valves, has authored over 40 medical publications, is a member of numerous medical and scientific professional organizations and has been a frequent speaker in forums on cardiac support systems and on the financing and commercialization of advanced medical technology. Dr. Lederman received a Ph.D. degree in Aerospace Engineering from Cornell University.

  Dr. Robert T.V. Kung has served as Vice President of Research and Development of the Company since 1987. From 1982 to 1987, he served as Chief Scientist of the Company. Since 1995, Dr. Kung has served as the Senior Vice President of the Company. Prior to joining ABIOMED, he was a Principal Research Scientist at Schafer Associates and at the Avco Everett Research Laboratory. He developed non-linear optical techniques for laser applications and investigated physical and chemical phenomena in re-entry physics. Dr. Kung has been Principal Investigator for the Company's TAH and Heart Booster programs and has conceived of and directed the development of the Company's laser-based minimally invasive technologies, as well as the PerioTemp. Dr. Kung received a Ph.D. degree in Physical Chemistry from Cornell University.

  Mr. Eugene D. Rabe joined the Company in 1993, as its Vice-President for Sales. In 1996, he assumed responsibility for all domestic sales, clinical and field support. Recently he was promoted to Vice-President Global Sales, Marketing and Clinical Programs. Prior to joining ABIOMED, he was Vice-President, Sales and

Marketing for Endosonics Corporation before which he was a Sales Manager for St. Jude Medical, Inc. He has been involved in the sales and marketing of cardiovascular/cardiological devices for over ten years. Mr. Rabe received a Bachelor's degree from St. Cloud State University and his MBA from the University of California.

  Mr. John F. Thero joined the Company in 1994 as Vice President, Finance and Administration and Chief Financial Officer. Prior to joining ABIOMED, during the period 1992 to 1995, Mr. Thero was Chief Financial Officer and acting President for the restructuring of two venture-backed companies. From 1987 to 1992, Mr. Thero was employed, in various capacities including Chief Financial Officer, by Aries Technology, Inc. From 1983 to 1987, Mr. Thero was employed by the commercial audit division of Arthur Andersen & Co. during which time he became a Certified Public Accountant. Mr. Thero received a B.A. in Economics/Accounting from The College of the Holy Cross.

  Mr. Anthony W. Bailey joined the Company in 1997 to lead the Electronics System Development of the Implantable Artificial Heart Program and is currently Vice President--Engineering. Prior to joining ABIOMED, during 1987 to 1997, Mr. Bailey was Vice President and General Manager for Pace Medical, Inc., a manufacturer of external pacemakers, rhythm management analyzers and accessories. From 1982 to 1987, he was Manager of Design and Development at Shiley Infusaid, Inc., a manufacturer of implantable drug pumps and infusion ports. Prior to that, Mr. Bailey served in various engineering functions with manufacturers of implantable pacemakers, data acquisition and control systems and medical monitoring equipment. Mr. Bailey received his Bachelor's degree from University of Lowell.

  Mr. William J. Bolt joined the Company in 1982. Since that time, he has served in various roles, from Director of Operations to Vice President of Engineering, and was the engineer in-charge when the BVS and PerioTemp systems were developed. He is presently responsible for the business operations of ABIODENT, including dental product sales, marketing, manufacturing and engineering support. Mr. Bolt received a Bachelor's degree in Electrical Engineering and a Masters degree in Business Administration from Northeastern University.

  Mr. David Nikka joined the Company in 1997 as its Vice President--Resources and Administration. Prior to joining ABIOMED, he was Vice President, Human Resources from 1991 to 1997 for Genzyme Genetics, Director of Human Resources from 1989 to 1991 for Genzyme Corporation and Director of Human Resources for Integrated Genetics from 1986 to 1989. Mr. Nikka received his Bachelor Degree from Boston University. Mr. Nikka is past Chairperson of both the BIO and the Massachusetts Biotechnology Council Human Resource Committees.

  Ms. Janice Piasecki joined the Company in 1991 as Manager of Clinical Research and Regulatory Affairs. In this role she has worked extensively on PMA submissions for the BVS which led to FDA approvals. She was promoted to Vice-President, Regulatory Affairs in 1994. Prior to joining ABIOMED, she held position of Investigator for the United States Food and Drug Administration and Manager of Regulatory Affairs for C.R. Bard. Ms. Piasecki received her B.S. degree in Biology and Chemistry from Boston College.

  Dr. Edward G. Taylor joined the Company at the end of 1996 as Vice President and Director of the Artificial Heart Program. Prior to joining ABIOMED, Dr. Taylor worked in the United States Air Force from 1972 to 1996 where he attained the rank of Colonel and was most recently the Program Director for the Airborne Warning and Control System (AWACS) in the United States, Europe and Japan. Previously he had directed high technology research and development of nationally significant defense programs, including self-protection avionics for Air Force One. He was also involved in the launch and operation of reconnaissance and communication satellites. Dr. Taylor holds a Bachelor's degree from the Illinois Institute of Technology, a Master's degree from the Air Force Institute of Technology and a Ph.D. degree in Estimation and Control from the Massachusetts Institute of Technology.

  Dr. W. Gerald Austen has served as a director of the Company since 1985. From 1969 to the present, Dr. Austen has been Chief of the Surgical Services at Massachusetts General Hospital, and from 1974 to the present, has been the Edward D. Churchill Professor of Surgery at Harvard Medical School. He became President of the Massachusetts General Physicians Organization in 1994. Dr. Austen is the former President of the American College of Surgeons, the American Association for Thoracic Surgery, the American Surgical Association and the Massachusetts and American Heart Associations. Dr. Austen is a member of the Institute of Medicine of the National Academy of Sciences, a Fellow of the American Academy of Arts and Sciences and a life member of the corporation of the Massachusetts Institute of Technology.

  Mr. Paul Fireman has served as a director of the Company since 1987. He is the founder of Reebok International Ltd., a leading worldwide designer, marketer and distributor of sports, fitness and casual footwear, apparel and equipment. Mr. Fireman has served as Chief Executive Officer and a director of that company since 1979, as Chairman of the Board of Directors since 1985 and President from 1979 to 1987 and since 1989. Mr. Fireman has also served as the chairman of the Entrepreneurial Advisory Board of Babson College since 1995.

  Mr. John F. O'Brien has served as a director since 1989. Since August 1989 he has been the President and Chief Executive Officer and a director of First Allmerica Financial Life Insurance Company (formerly State Mutual Life Assurance Company of America). Since January 1995 he has been President, Chief Executive Officer and a Director of Allmerica Financial Corporation, a financial services holding company. Mr. O'Brien is also President, Chief Executive Officer and a director of Allmerica Property & Casualty Companies, Inc.; Chairman of the Board, President and Chief Executive Officer of Citizens Corporation; and a trustee and Chairman of the Board of Allmerica Securities Trust, Allmerica Investment Trust and Allmerica Funds. From 1972 until 1989, Mr. O'Brien was employed by Fidelity Investments in various capacities, including as Group Managing Director of FMR Corp. Mr. O'Brien is also a director of Cabot Corporation and TJX Companies, Inc. and a Trustee of the Worcester Art Museum.

  Mr. Desmond H. O'Connell, Jr. has served as a director of the Company since 1995. He has been an independent management consultant since September 1990 and has served as a director of Chryslais International Corporation, an international contract research organization, since 1991. From December 1992 until December 1993, he served as the Chairman, Management Committee, of Pharmakon Research International, Inc., a provider of pre-clinical testing services to pharmaceutical biotechnology companies. During 1991, he briefly served as Chairman of the Board and Chief Executive Officer of Osteotech, Inc., a medical products company. Mr. O'Connell was with the BOC Group, PLC, an industrial gas and health care company, in senior management positions from 1980 to 1990 and was a member of the Board of Directors of BOC Group, PLC from 1983 to 1990. From April 1990 until September 1990, Mr. O'Connell was President and Chief Executive Officer of BOC Health Care. From 1986 to April 1990, he was Group Managing Director of BOC Group, PLC. Prior to joining BOC, Mr. O'Connell held various positions at Baxter Laboratories, Inc. including chief executive of the Therapeutic and Diagnostic Division and Vice President, Corporate Development.

  Mr. Henri A. Termeer has served as a director of the Company since 1987. Mr. Termeer has served as President and a director of Genzyme, a biotechnology company engaged in the production and marketing of human health care products, since 1983, as its Chief Executive Officer since 1985, and as its Chairman of the Board since 1988. Mr. Termeer is also Chairman of the Board of Genzyme Transgenics Corporation. He is also a director of AutoImmune, Inc., GelTex Pharmaceuticals, Inc. and Diacrin, Inc. and serves as a trustee of Hambrecht & Quist Healthcare Investors and Hambrecht & Quist Life Sciences Investors.

                             CERTAIN TRANSACTIONS

  In July 1997, the Company sold a total of 1,242,710 shares of Common Stock to Genzyme and certain of the Company's directors for a purchase price of $13.00 per share, for a total purchase price of $16.2 million. The Chief Executive Officer of Genzyme, Henri A. Termeer, is a director of the Company. Of the shares sold, 1,153,846 shares were sold to Genzyme, 23,480 shares were sold to Paul Fireman, 7,692 shares were sold to Desmond H. O'Connell, Jr. and 57,692 shares were sold to John F. O'Brien. In addition, simultaneously with this transaction, David M. Lederman, the President and Chief Executive Officer of the Company sold 153,846 shares of Common Stock to Paul Fireman, a director of the Company. In connection with these transactions, the Company granted Genzyme certain registration rights with respect to the shares of Common Stock purchased by Genzyme. Commencing in July 1998, Genzyme may on up to three occasions require the Company to register not less than 25% of Genzyme's shares of Common Stock. Genzyme has also been granted certain piggyback registration rights to participate in underwritten public offerings by the Company, subject to certain limitations, commencing in July 1998. In addition, the other purchasers received similar piggyback registration rights commencing in July 1998, with respect to the 242,710 shares of Common Stock purchased by them. In connection with its purchase of the Common Stock, Genzyme agreed, subject to certain limited exceptions, not to acquire additional voting securities of the Company for a period of five years following the consummation of the transaction without the consent of the Company, and, during that five year period, to vote its shares in the same proportion as votes cast by other stockholders of the Company or, in Genzyme's discretion, in accordance with the recommendations of the Company's Board of Directors.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 30, 1997, and as adjusted to reflect the sale of the Common Stock offered hereby, (i) by each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) by each executive officer and director of the Company and (iii) by all executive officers and directors of the Company as a group. This information is based upon information received from or on behalf of the named individuals.

                                                         PERCENTAGE
                                                    BENEFICIALLY OWNED(1)
                                                    ------------------------
                                          SHARES
                                       BENEFICIALLY  PRIOR TO       AFTER
NAME                                     OWNED(1)    OFFERING      OFFERING
----                                   ------------ ----------    ----------
David M. Lederman, Ph.D(2)............  1,322,554        16.0%         15.5%
Genzyme Corporation...................  1,153,846        14.0%         13.5%
Robert T.V. Kung, Ph.D(3)(4)..........    173,188         2.1%          2.0%
Eugene D. Rabe(4).....................     18,750         *             *
John F. Thero(4)......................      7,764         *             *
W. Gerald Austen, M.D.(4).............     25,400         *             *
Paul Fireman(4).......................    225,226         2.7%          2.6%
John F. O'Brien(4)....................     85,092         1.0%          1.0%
Desmond H. O'Connell, Jr.(4)..........     18,092         *             *
Henri A. Termeer(4)(5)................  1,179,246        14.2%         13.7%
All executive officers and directors
 as a group(2)(3)(4)(5)
 (9 persons)..........................  3,055,312        36.2%         35.0%

--------
 *Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options currently exercisable or exercisable within 60 days of September 30, 1997. Percentage of beneficial ownership is based on 8,264,556 shares of Common Stock outstanding on September 30, 1997 and 8,554,556 shares of Common Stock outstanding upon completion of this offering. Unless otherwise noted, each person identified possesses sole voting and investment power with respect to the shares listed.
(2) Includes 725,923 shares held by Dr. Lederman's wife, as to which Dr. Lederman disclaims beneficial ownership.
(3) Includes 60,000 shares held by Dr. Kung's wife and 12,000 shares held in trust for the benefit of certain relatives of Dr. Kung, as to which Dr. Kung disclaims beneficial ownership.
(4) Includes the following shares subject to options which are exercisable within 60 days after September 30, 1997: Dr. Kung--51,188; Mr. Rabe-- 18,750; Mr. Thero--7,500; Dr. Austen--25,000; Mr. Fireman--25,000; Mr.
    O'Brien--25,000; Mr. O"Connell--5,000; Mr. Termeer--25,000.
(5) Includes 1,153,846 shares held by Genzyme Corporation as to which Mr. Termeer disclaims beneficial ownership. Mr. Termeer is the Chief Executive Officer of Genzyme.

                         DESCRIPTION OF CAPITAL STOCK

  As of September 30, 1997, the Company's authorized capital stock consisted of 25,000,000 shares of Common Stock, $.01 par value, and 1,000,000 shares of Class B Preferred Stock, $.01 par value ("Preferred Stock").

COMMON STOCK

  As of September 30, 1997, there were 8,264,556 shares of Common Stock outstanding. These shares were held of record by approximately 340 stockholders, including multiple beneficial holders at depositories, banks and brokers listed as a single holder in the street name of each respective depository, bank or broker. There will be 8,554,556 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock offered hereby by the Company.

  The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefore. Upon liquidation or dissolution of the Company, the holders of Common Stock are entitled to receive all assets available for distribution to the stockholders, subject to any preferential or other rights of the holders of Preferred Stock. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. The holders of Common Stock do not have cumulative voting rights in the election of directors. All of the shares of Common Stock are, and the shares to be sold in the offering will be, fully paid and nonassessable.

PREFERRED STOCK

  The Company has no Preferred Stock outstanding. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, sinking fund terms and other rights, preferences, privileges and restrictions of any series of Preferred Stock, the number of shares constituting any such series and the designation thereof, without further vote or action by the stockholders. The Board of Directors may, without stockholder approval, issue Preferred Stock with rights and privileges which could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power and other rights of the holders of Common Stock, including the loss of voting control to others. The Company currently has no plans to issue any of the Preferred Stock. The Board of Directors has designated 25,000 shares of the Preferred Stock as the "Series A Junior Participating Preferred Stock" in connection with the Rights described below.

ANTI-TAKEOVER EFFECT OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS, RIGHTS DISTRIBUTION AND DELAWARE LAW

 Certificate of Incorporation and By-laws

  The Certificate of Incorporation includes several provisions in addition to the Preferred Stock, which may render more difficult an unfriendly tender offer, proxy contest, merger or other change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are also designed to reduce the vulnerability of the Company to unsolicited acquisition proposals and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the shares of Common Stock and, as a consequence, they also may inhibit fluctuations in the market price of the shares of Common Stock which could result from actual or rumored takeover attempts. Such factors also may have the effect of preventing changes in the management of the Company.

  The Certificate of Incorporation (i) provides for the classification of the Company's Board of Directors into three classes, (ii) eliminates the ability of stockholders to enlarge the Board of Directors, (iii) provides that vacancies in the office of a director shall be in the first instance filled by the remaining directors, except in the case of the directors elected by the Common Stock voting as a separate class, in which case it shall be filled by the holders of that class voting as a separate class, (iv) provides that directors may only be removed "for cause" and only by the class or classes of stock which elected them, and (v) requires an 80% affirmative vote of all votes entitled to be cast to amend the preceding provisions. The classification of directors has the effect of making it more difficult to change the composition of the Board of Directors. At least two stockholder meetings, instead of one, are required to effect a change in the control of the Board.

  The By-laws provide that advance written notice of any stockholder nomination for director must be provided not less than 45 nor more than 60 days prior to the anticipated date of the annual meeting for election of directors.

  The Certificate of Incorporation explicitly directs the Board of Directors to take into account all relevant factors in exercising its business judgment in determining what is in the best interests of the Company and its stockholders in evaluating certain tender offers and business combination proposals. Relevant factors include, without limitation, the Board's estimate of the future value of the Company, the resources and future prospects of the other party, and the possible social, legal, environmental and economic effects on the Company and on the employees, customers, suppliers and creditors of the Company and on the communities in which the Company's facilities are located.

  The Certificate of Incorporation and the By-laws also provide that all stockholder action must be effected at a duly called meeting and not by written consent.

  The authority of the Board of Directors to issue authorized but unissued shares of Common Stock might be considered as having the effect of discouraging an attempt by another person or entity to effect a takeover or otherwise gain control of the Company since the issuance of additional shares of Common Stock would dilute the voting power of the Common Stock then outstanding.

 Rights Distribution

  On August 13, 1997, the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock on August 28, 1997 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of the Company, at a price of $90.00 per one one-thousandth of a Preferred Share, subject to adjustment.

  Subject to certain limited exceptions until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock, or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the Common Stock certificates with a copy of the Summary of Rights attached thereto. As soon as practicable following the Distribution Date, the rights will become exercisable, separate certificates evidencing the Rights ("Right Certificates") will be mailed to stockholders of record on the Distribution Date and the separate Right Certificates alone will evidence the Rights. The Rights will expire on the earlier of (i) August 13, 2007 or (ii) the date on which the Rights are redeemed.

  In the event that any person becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its affiliates and associates (which will thereafter be void), will thereafter have the right to receive upon exercise, that number of shares of Common Stock having a market value of two times the exercise price of the Right. In the event that, at any time after a person becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

  At any time after any person becomes an Acquiring Person and prior to the acquisition by any person or group of a majority of the outstanding shares of Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right, subject to adjustment. At any time prior to the time any Person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its affiliates and associates).

 Delaware Takeover Statute

  Pursuant to Delaware law, Delaware corporations are prohibited from engaging in a wide range of specified transactions with any "interested stockholder," defined to include, among others, any person or entity who in the last three years obtained 15% or more of any class or series of stock entitled to vote generally in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status or (ii) the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder. By virtue of the Company's decision not to opt out of the provisions of this law, it applies to the Company.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is Boston EquiServe
LP.

                             PLAN OF DISTRIBUTION

  The shares of Common Stock being offered hereby are being offered for sale by the Company principally to one or more selected institutional investors. BancAmerica Robertson Stephens and UBS Securities LLC have been retained to act, on a reasonable efforts basis, as the exclusive agents for the Company in arranging sales of the shares to be sold in the offering. The Placement Agents may retain one or more subplacement agents in connection with the offering and, as of the date of this Prospectus, have retained Gilford Securities Incorporated as a subplacement agent. The closing of the offering is not conditioned on the sale of any minimum number of shares of Common Stock offered hereby.

  The Placement Agents are not obligated and do not intend themselves to purchase any of the shares offered hereby. It is anticipated that the Placement Agents will obtain indications of interest from potential investors for the amount of the offering, and that effectiveness of the Registration Statement for the offering will not be requested until indications of interest have been received by the Placement Agents from investors. Confirmations containing requests for written commitments from investors purchasing in the offering and definitive prospectuses will be distributed to all investors as soon as practicable after pricing. No investor funds will be accepted prior to the effectiveness of the Registration Statement. Upon the closing, each investor will deliver to the Company by wire transfer in immediately available funds an amount equal to the aggregate purchase price of the shares of Common Stock being sold to such investor, the Company will deliver to each investor the number of shares purchased by such investor in accordance with instructions previously delivered by the Placement Agents on behalf of the investors and the Company will pay the Placement Agents their fee. All investor payments for the shares will be made simultaneously. The offering will not continue after the closing date. Orders to purchase Common Stock will be effective only upon acceptance by the Company, which reserves the right to reject any order in whole or in part.

  The Company has agreed to pay to the Placement Agents a fee equal to 5.45% of the aggregate purchase price of the shares purchased by investors in the offering. The Placement Agents have the right to terminate the offering prior to the closing date upon the occurence of certain events, such as a material adverse change in the condition of the Company, the imposition of additional material governmental restrictions upon securities trading, a loss to the Company due to a strike or natural disaster that interferes materially with the conduct of the Company's business or a material adverse change in the general political or economic conditions or financial markets or outbreak of hostilities or other national emergency that, in the reasonable opinion of the Placement Agents, makes it impracticable or inadvisable to proceed with the offering. The Placement Agency Agreement also contains covenants of indemnity between the Placement Agents and the Company against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Placement Agency Agreement.

  Since September 1996, an entity affiliated with UBS Securities LLC has managed certain assets of the Company, primarily in the form of marketable securities, held by ABD Holding, Inc., a wholly owned subsidiary of the Company. The Company pays quarterly fees for such services based on a percentage of the assets managed. UBS Securities LLC also received fees in connection with its role as the Company's financial advisor in connection with the implementation of a stockholder rights plan for the holders of the Company's Common Stock in August 1997 and its opinion as to the fairness from a financial point of view of the consideration received by the Company pursuant to a private placement of the Company's Common Stock in July 1997. See "Certain Transactions."

                                 LEGAL MATTERS

  The validity of the securities offered hereby has been passed upon for the Company by Brown, Rudnick, Freed & Gesmer, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the Placement Agents by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. A member of Brown, Rudnick, Freed & Gesmer, counsel to the Company, is the Secretary of the Company.

                                    EXPERTS

  The financial statements included or incorporated by reference in this Prospectus or elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included or incorporated by reference herein upon the authority of said firm as experts in giving said report.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048, at prescribed rates. In addition, such reports, proxy statements and information are available through the Commission's Electronic Data Gathering and Retrieval System at http://www.sec.gov. The Company's Common Stock is listed on the Nasdaq National Market, and reports, proxy statements and certain other information concerning the Company can also be inspected at the offices of the Nasdaq National Market, 1735 K Street NW, Washington, D.C. 20006.

  The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the Common Stock being offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in such Registration Statement and the exhibits and schedules thereto to which reference is hereby made. The statements in this Prospectus as to the contents of such Registration Statement are qualified in their entirety by such reference. The Registration Statement, together with its exhibits and schedules, may be inspected without charge at the Public Reference Section of the Commission in Washington, D.C. at the address noted above, and copies of all or any part thereof may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

    (1) the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997;

    (2) the Company's Quarterly Reports on Form 10-Q and all amendments thereto for the fiscal quarters ended June 30 and September 30, 1997;

    (3) the Company's Current Report on Form 8-K filed with the Commission on August 25, 1997; and

    (4) the description of the Company's Common Stock and the Rights contained in the Company's Registration Statements on Form 8-A filed with the Commission on June 11, 1987 and August 25, 1997.

  All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of the filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is (or is deemed to be) incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any of the documents referred to above (other than exhibits). Requests for such documents should be submitted in writing to: Investor Relations, ABIOMED, Inc., Cherry Hill Drive, Danvers, Massachusetts 01923, or by telephone at
(978) 777-5410.

                         ABIOMED, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Public Accountants..................................  F-2
Consolidated Balance Sheets as of March 31, 1996 and 1997 and September
 30, 1997 (unaudited).....................................................  F-3
Consolidated Statements of Operations for the Fiscal Years Ended March 31,
 1995, 1996 and 1997 and for the Six Months Ended September 30, 1996 and
 1997 (unaudited).........................................................  F-4
Consolidated Statements of Stockholders' Investment for the Fiscal Years
 Ended March 31, 1995, 1996 and 1997 and for the Six Months Ended
 September 30, 1997 (unaudited)...........................................  F-5
Consolidated Statements of Cash Flows for the Fiscal Years Ended March 31,
 1995, 1996 and 1997 and for the Six Months Ended September 30, 1996 and
 1997 (unaudited).........................................................  F-6
Notes to Consolidated Financial Statements................................  F-7

                        ABIOMED, INC. AND SUBSIDIARIES

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To ABIOMED, Inc.:

  We have audited the accompanying consolidated balance sheets of ABIOMED, Inc. (a Delaware corporation) and subsidiaries as of March 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ABIOMED, Inc. and subsidiaries as of March 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Boston, Massachusetts
May 8, 1997

                         ABIOMED, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                               MARCH 31,           SEPTEMBER 30,
                                       --------------------------  -------------
                                           1996          1997          1997
                                       ------------  ------------  -------------
                                                                    (unaudited)
                            ASSETS
Current Assets:
  Cash and cash equivalents (Note
   1)................................  $  2,938,332  $  1,616,696  $     711,425
  Short-term marketable securities
   (Note 1)..........................     7,709,110     7,744,664     23,600,089
  Accounts receivable, net of
   allowance for doubtful accounts of
   $111,000, $229,000 and $231,000 at
   March 31, 1996, 1997 and September
   30, 1997, respectively............     2,606,289     4,816,500      6,257,797
  Inventories (Note 1)...............     1,653,512     1,820,783      1,847,624
  Prepaid expenses and other current
   assets............................        92,280       173,172        391,383
                                       ------------  ------------  -------------
    Total current assets.............    14,999,523    16,171,815     32,808,318
                                       ------------  ------------  -------------
Property and Equipment, at cost (Note
 1):
  Machinery and equipment............     2,378,851     3,147,837      3,981,322
  Furniture and fixtures ............       156,048       241,867        380,242
  Leasehold improvements.............       378,998     1,118,677      1,262,937
                                       ------------  ------------  -------------
                                          2,913,897     4,508,381      5,624,501
  Less -- Accumulated depreciation
   and amortization..................     2,331,145     2,618,603      2,988,902
                                       ------------  ------------  -------------
                                            582,752     1,889,778      2,635,599
Other Assets, net (Notes 1 and 7):          627,154       485,000        904,286
                                       ------------  ------------  -------------
                                       $ 16,209,429  $ 18,546,593  $  36,348,203
                                       ============  ============  =============
           LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
  Accounts Payable...................  $    777,943  $  1,289,024  $   1,132,730
  Accrued expenses (Notes 8 and 9)...     1,486,981     2,032,506      2,567,027
                                       ------------  ------------  -------------
    Total current liabilities........     2,264,924     3,321,530      3,699,757
                                       ------------  ------------  -------------
Commitments (Notes 5 and 7)
Stockholders' Investment (Notes 2 and
 6):
  Class B Preferred Stock, $.01 par
   value --
   Authorized -- 1,000,000 shares
   issued and outstanding-- none.....           --            --             --
  Common Stock, $.01 par value --
    Authorized --25,000,000 shares
   issued and outstanding --
   5,518,054, 7,008,282 and 8,264,556
   shares at March 31, 1996, March
   31, 1997 and September 30, 1997,
   respectively......................        55,180        70,082         82,646
  Class A Common Stock, $.01 par
   value --
   Authorized -- 2,346,000 shares
   issued and outstanding-- 1,428,000
   shares at March 31, 1996 and none
   at March 31, 1997 and September
   30, 1997, respectively............        14,280           --
Additional paid-in capital...........    36,625,221    37,169,893     53,221,747
Accumulated deficit..................   (22,750,176)  (22,014,912)  (20,655,947)
                                       ------------  ------------  -------------
Total stockholders' investment.......    13,944,505    15,225,063     32,648,446
                                       ------------  ------------  -------------
                                       $ 16,209,429  $ 18,546,593  $  36,348,203
                                       ============  ============  =============

  The accompanying notes are an integral part of these consolidated financial statements.

                         ABIOMED, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  SIX MONTHS ENDED
                               YEARS ENDED MARCH, 31,               SEPTEMBER 30,
                         ------------------------------------- -----------------------
                            1995         1996         1997        1996        1997
                         -----------  -----------  ----------- ----------- -----------
                                                               (unaudited) (unaudited)
Revenues (Note 1):
  Products.............. $ 6,892,931  $ 9,725,332  $12,311,178 $5,759,555  $9,324,205
  Contracts.............   2,337,505    3,118,278    4,150,752  1,753,849   3,680,252
                         -----------  -----------  ----------- ----------  ----------
                           9,230,436   12,843,610   16,461,930  7,513,404  13,004,457
                         -----------  -----------  ----------- ----------  ----------
Costs and expenses:
  Cost of products......   3,288,833    3,921,319    5,360,449  2,122,853   3,437,803
  Research and
   development
   (Note 1).............   2,464,519    3,218,211    3,832,918  1,780,737   3,654,181
  Selling, general and
   administrative.......   4,278,392    5,740,830    7,068,403  3,229,235   4,970,150
                         -----------  -----------  ----------- ----------  ----------
                          10,031,744   12,880,360   16,261,770  7,132,825  12,062,134
                         -----------  -----------  ----------- ----------  ----------
Income (loss) from
 operations.............    (801,308)     (36,750)     200,160    380,579     942,323
  Interest and other
   income...............     449,124      527,874      535,104    256,537     416,642
                         -----------  -----------  ----------- ----------  ----------
Net income (loss)....... $  (352,184) $   491,124  $   735,264 $  637,116  $1,358,965
                         ===========  ===========  =========== ==========  ==========
Net income (loss) per
 common and common
 equivalent share (Note
 1)..................... $     (0.05) $      0.07  $      0.10 $     0.09  $     0.17
                         ===========  ===========  =========== ==========  ==========
Weighted average number
 of common and common
 equivalent shares
 outstanding (Note 1)...   6,511,777    6,995,664    7,162,347  7,196,343   7,868,675
                         ===========  ===========  =========== ==========  ==========



  The accompanying notes are an integral part of these consolidated financial statements.

                         ABIOMED, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

                                                   CLASS A
                            COMMON STOCK         COMMON STOCK
                         ------------------- --------------------- ADDITIONAL                    TOTAL
                          NUMBER     $0.01     NUMBER      $0.01     PAID-IN   ACCUMULATED   STOCKHOLDERS'
                         OF SHARES PAR VALUE OF SHARES   PAR VALUE   CAPITAL     DEFICIT      INVESTMENT
                         --------- --------- ----------  --------- ----------- ------------  -------------
Balance, March 31,
 1994................... 4,432,686  $44,327   2,040,000   $20,400  $33,413,242 $(22,889,116)  $10,588,853
 Stock options
  exercised.............     1,100       11         --        --         6,314          --          6,325
 Stock issued under
  employee stock
  purchase plan.........       639        7         --        --         3,873          --          3,880
 Stock issued in
  exchange for amount
  due to Abiomed Limited
  Partnership...........   451,427    4,514         --        --     3,053,341          --      3,057,855
 Net loss...............       --       --          --        --           --      (352,184)     (352,184)
                         ---------  -------  ----------   -------  ----------- ------------   -----------
Balance, March 31,
 1995................... 4,885,852   48,859   2,040,000    20,400   36,476,770  (23,241,300)   13,304,729
 Conversion of Class A
  Common Stock to Common
  Stock.................   612,000    6,120    (612,000)   (6,120)         --           --            --
 Stock options
  exercised.............    19,425      194         --        --       143,018          --        143,212
 Stock issued under
  employee stock
  purchase plan.........       777        7         --        --         5,433          --          5,440
 Net income.............       --       --          --        --           --       491,124       491,124
                         ---------  -------  ----------   -------  ----------- ------------   -----------
Balance, March 31,
 1996................... 5,518,054   55,180   1,428,000    14,280   36,625,221  (22,750,176)   13,944,505
 Conversion of Class A
  Common Stock to Common
  Stock................. 1,428,000   14,280  (1,428,000)  (14,280)         --           --            --
 Stock options
  exercised.............    59,112      611         --        --       533,142          --        533,753
 Stock issued to
  directors and under
  employee stock
  purchase plan.........     3,116       11         --        --        11,530          --         11,541
 Net income.............       --       --          --        --           --       735,264       735,264
                         ---------  -------  ----------   -------  ----------- ------------   -----------
Balance, March 31,
 1997................... 7,008,282   70,082         --        --    37,169,893  (22,014,912)   15,225,063
 Stock options
  exercised.............    12,015      120         --        --        83,448          --         83,568
 Stock issued under
  employee stock
  purchase plan.........     1,549       17         --        --        15,764          --         15,781
 Private placement of
  Common Stock ......... 1,242,710   12,427         --        --    15,952,642          --     15,965,069
 Net income.............       --       --          --        --           --     1,358,965     1,358,965
                         ---------  -------  ----------   -------  ----------- ------------   -----------
Balance, September 30,
 1997 (unaudited)....... 8,264,556   82,646         --        --    53,221,747  (20,655,947)   32,648,446

  The accompanying notes are an integral part of these consolidated financial statements.

                         ABIOMED, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     SIX MONTHS
                                                                        ENDED
                                YEARS ENDED MARCH 31,               SEPTEMBER 30,
                           ----------------------------------  ------------------------
                             1995        1996        1997         1996         1997
                           ---------  ----------  -----------  -----------  -----------
                                                               (unaudited)  (unaudited)
Cash flows from operating
 activities:
 Net income (loss).......  $(352,184) $  491,124  $   735,264  $  637,116   $ 1,358,965
 Adjustments to reconcile
  net income (loss) to
  net cash provided by
  (used in) operating
  activities --
  Depreciation and
   amortization..........    353,293     349,756      429,612     192,168       441,376
  Noncash transactions
   related to Abiomed
   Limited Partnership...   (251,883)        --           --          --            --
  Changes in current
   assets and
   liabilities --
   Accounts receivable...    (73,518)   (830,555)  (2,210,211)   (337,286)   (1,441,297)
   Inventories...........    815,518    (244,232)    (167,271)   (164,591)      (26,841)
   Prepaid expenses and
    other current
    assets...............     58,530     (38,450)     (80,892)   (112,073)     (708,574)
   Accounts payable......    (65,894)    579,663      511,081     148,932      (156,294)
   Accrued expenses......    428,244     259,602      545,525    (252,435)      534,521
                           ---------  ----------  -----------  ----------   -----------
     Net cash provided by
      (used in) operating
      activities.........    912,106     566,908     (236,892)    111,831         1,856
                           ---------  ----------  -----------  ----------   -----------
Cash flows from investing
 activities:
 (Purchases) maturities
  of short term
  marketable security
  investments, net.......   (604,618)  2,701,323      (35,554)  4,519,658   (15,855,425)
 Purchases of property
  and equipment..........   (132,087)   (322,642)  (1,594,484)   (531,873)   (1,116,120)
 Purchases of Abiomed
  Limited Partnership
  units from limited
  partners (Note 7)......        --     (770,000)         --          --            --
                           ---------  ----------  -----------  ----------   -----------
     Net cash provided by
      (used in) investing
      activities.........   (736,705)  1,608,681   (1,630,038)  3,987,785   (16,971,545)
                           ---------  ----------  -----------  ----------   -----------
Cash flows from financing
 activities:
 Registration fees and
  costs in connection
  with exchange of common
  stock for amounts due
  to Abiomed Limited
  Partnership............    (51,573)        --           --          --            --
 Proceeds from private
  placement of Common
  Stock, net.............        --          --           --          --     15,965,069
 Proceeds from exercise
  of stock options and
  stock purchase plan....     10,205     148,652      545,294     266,401        99,349
                           ---------  ----------  -----------  ----------   -----------
     Net cash (used in)
      provided by
      financing
      activities.........    (41,368)    148,652      545,294     266,401    16,064,418
                           ---------  ----------  -----------  ----------   -----------
Net increase (decrease)
 in cash and cash
 equivalents, excluding
 investments.............    134,033   2,324,241   (1,321,636)  4,366,017      (905,271)
Cash and cash
 equivalents, excluding
 investments, at
 beginning of period.....    480,058     614,091    2,938,332   2,938,332     1,616,696
                           ---------  ----------  -----------  ----------   -----------
Cash and cash
 equivalents, excluding
 investments, at end of
 period..................  $ 614,091  $2,938,332  $ 1,616,696  $7,304,349   $   711,425
                           =========  ==========  ===========  ==========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                        ABIOMED, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               MARCH 31, 1997 AND SEPTEMBER 30, 1997 (UNAUDITED)

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

  ABIOMED, Inc. and subsidiaries (the Company) is engaged primarily in the research, development and commercialization of medical devices, with a primary focus on the development of cardiac assist and heart replacement technology. In particular, the Company markets the BVS-5000, a bi-ventricular temporary cardiac assist device, from which the majority of the Company's product revenues have been derived. The accompanying consolidated financial statements reflect the application of certain significant accounting policies described below.

 (a) Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, and beginning in fiscal 1996, the accounts of its majority-owned subsidiary Abiomed Limited Partnership. All significant intercompany accounts and transactions have been eliminated in consolidation.

 (b) Uses of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 (c) Interim Financial Statements

  The accompanying consolidated financial statements include amounts from interim periods that are unaudited but, in the opinion of management, include all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of results for these interim periods. The results of operations for the six months ended September 30, 1997 are not necessarily indicative of results to be expected for the fiscal year ending March 31, 1998.

 (d) Product Revenues

  The Company recognizes product revenues at the time products are shipped to the customers. Service revenues, which are not material, are recognized over the periods of the contracts. In fiscal 1995, 1996 and 1997, 13%, 9% and 7%, respectively, of product revenues were from customers located outside of the United States. No customer accounted for greater than 10% of product revenues during fiscal 1995, 1996 or 1997.

  During the year ended March 31, 1997 and the six months ended September 30, 1997, the Company recognized $580,000 and $870,000, respectively, of product revenues related to sales-type lease transactions. The terms of these noncancellable leases are for one to three years. As of September 30, 1997, the long-term portion of these lease payments, approximately $490,000, is included in other assets and the current portion, approximately $350,000, is included in accounts receivable.

 (e) Contract Revenues


  In fiscal 1995, 1996 and 1997, the majority of the Company's research and development contract revenues were generated from contracts and grants with various government agencies. Each of these contracts and grants provide for revenues on a cost-plus-fixed-fee basis. The Company recognizes revenue under its government contracts and grants as work is performed, provided that the government has appropriated sufficient funds for the work. The Company retains rights to all technological discoveries and products resulting from these efforts. Costs associated with these contracts and grants are recorded in the accompanying consolidated financial statements as part of research and development expenses and totaled approximately $1,718,000, $2,457,000, $3,232,000, $1,396,000 and $3,410,000 for fiscal 1995, 1996 and 1997, and for the six months ended September 30, 1996 and 1997, respectively.

                        ABIOMED, INC. AND SUBSIDIARIES

               MARCH 31, 1997 AND SEPTEMBER 30, 1997 (UNAUDITED)


 (f) Inventories

  Inventories include raw materials, work-in-process and finished goods, are priced at the lower of cost (first-in, first-out) or market and consist of the following:

                                                   MARCH 31,
                                             --------------------- SEPTEMBER 30,
                                                1996       1997        1997
                                             ---------- ---------- -------------
                                                                    (unaudited)
   Raw materials............................ $  799,548 $  896,433  $  919,677
   Work-in-process..........................    428,287    373,383     360,025
   Finished goods...........................    425,677    550,967     567,922
                                             ---------- ----------  ----------
                                             $1,653,512 $1,820,783  $1,847,624
                                             ========== ==========  ==========

  Finished goods and work-in-process inventories consist of direct material, labor and overhead.

 (g) Depreciation and Amortization

  The Company provides for depreciation and amortization by charges to operations in amounts that allocate the cost of depreciable assets over their estimated useful lives as follows:

                                                                      ESTIMATED
     CLASSIFICATION                          METHOD                  USEFUL LIFE
     --------------                          ------                 -------------
   Machinery and equip-
    ment...................  Sum-of-the-year's digits/Straight-line    3- 5 Years
   Furniture and fixtures..  Sum-of-the-year's digits/Straight-line    5-10 Years
   Leasehold improvements..  Straight-line                          Life of lease

 (h) Net Income (Loss) per Common and Common Equivalent Share

  Net income per common and common equivalent share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the period using the treasury stock method. Net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period excluding the effect of stock options outstanding.

 (i) Cash and Cash Equivalents

  The Company classifies any marketable security with an original maturity date of 90 days or less at the time of purchase as a cash equivalent.

 (j) Investments

  The Company classifies any security, including marketable securities, with an original maturity of greater than 90 days as investments and classifies investments with a maturity of greater than one year from the balance sheet date as long-term investments.

  Under Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, investments that the Company has the positive intent and ability to hold to maturity are reported at amortized cost and classified as held-to-maturity. The Company has classified all investments at March 31, 1996 and 1997 as held-to-maturity. The amortized cost and market value of short-term investments were approximately $7,709,000 and $7,545,000 at March 31, 1996 and $7,745,000 and $7,689,000 at
March 31, 1997, respectively. At March 31, 1997, these short-term investments consisted of government grade securities.

                        ABIOMED, INC. AND SUBSIDIARIES

               MARCH 31, 1997 AND SEPTEMBER 30, 1997 (UNAUDITED)


 (k) Disclosures about Fair Value of Financial Instruments

  As of March 31, 1996 and 1997 the Company's financial instruments were comprised of cash and cash equivalents, accounts receivable, accounts payable and short term investments, the carrying amounts of which approximated fair market value.

 (l) Recent Accounting Pronouncements

  For fiscal 1997, under SFAS No. 121 Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of, the Company is required to review impairment of long-lived assets and certain intangibles whenever events indicate that the carrying amount of the assets may not be recoverable. The adoption of this statement did not have a material impact on the Company's results of operations.

  On March 3, 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, Earnings Per Share, superseding Accounting Principles Board
(APB) Opinion No. 15. SFAS No. 128 establishes standards for the computation and presentation of earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. This statement is effective for fiscal years ending after December 15, 1997 and requires restatement of all prior-period EPS data presented. The statement is not expected to have a material impact on the Company's EPS presentation.

(2) CAPITAL STOCK

  Each share of Common Stock has a voting right of one vote per share. During fiscal 1996 and 1997 respectively, 612,000 and 1,428,000 shares of Class A Common Stock, representing all of the remaining shares of Class A Common Stock, were converted to Common Stock. As of August 1997, Class A Common Stock is no longer authorized.

  On July 15, 1997, the Company completed a private placement of 1,242,710 shares of its Common Stock. Proceeds to the Company from the private placement, net of approximately $145,000 in direct transaction related expenses, totaled approximately $15,965,000.

  The Company has authorized 1,000,000 shares of Class B Preferred Stock, $.01 par value, of which the designation, rights and privileges can be set by the Board of Directors. No share of Class B Preferred Stock has been issued or is outstanding.

  On August 13, 1997, the Company declared a dividend of one Preferred Share Purchase Right (the "Right") for each outstanding share of Common Stock to its stockholders of record at August 28, 1997. Each right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock with a par value of $0.01 per share, at a price of $90.00 per one one-thousandth of a share, subject to adjustment.

  In accordance with the terms set forth in the Rights Agreement, the Rights are not exercisable until the occurrence of certain events, as defined. In addition, the registered holders of the Rights will have no rights as a Common stockholder of the Company until the Rights are exercised. The terms of the Rights may be amended by the Board of Directors. The Rights will expire on August 13, 2007.

                        ABIOMED, INC. AND SUBSIDIARIES

               MARCH 31, 1997 AND SEPTEMBER 30, 1997 (UNAUDITED)


(3) LINE OF CREDIT WITH A BANK

  The Company has an unsecured demand line of credit under which it can borrow up to $3,000,000 from a bank at the bank's prime rate. The Company is required to maintain a compensating balance of $100,000 plus 5% of any amounts outstanding under the arrangement. There were no borrowings under the company's line of credit at March 31, 1996 and 1997 and September 30, 1997. The Company has renewed this line of credit in each of the past three years. The current line of credit expires in September 1998.

(4) INCOME TAXES

  The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. The asset and liability approach used under SFAS No. 109 requires a recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities.

  At March 31, 1997 the Company had available net operating loss carryforwards of approximately $21,241,000. The Company also had available, at March 31, 1997, approximately $766,000 of tax credits to reduce future federal income taxes, if any. The net operating loss and tax credit carryforwards expire through 2010. These carryforwards are subject to review by the Internal Revenue Service and may be subject to limitation in any given year under certain conditions.

  During 1997, the Company utilized a portion of its net operating loss carryforward to reduce its current year taxable income. The Company has placed a valuation allowance of approximately $11,330,000 as of March 31, 1997 against its otherwise recognizable net deferred tax asset due to the uncertainty surrounding the timing of the realization of the tax benefits.

  The deferred tax asset as of March 31, 1996 and 1997 consisted of the following:

                                                            MARCH 31,
                                                    --------------------------
                                                        1996          1997
                                                    ------------  ------------
   Purchase of technology (Note 7)................. $  1,573,000  $  1,353,000
   Net operating loss and tax credit
    carryforwards..................................    9,082,000     9,262,000
   Other, net......................................      549,000       715,000
                                                    ------------  ------------
                                                      11,204,000    11,330,000
   Less--Valuation allowance.......................  (11,204,000)  (11,330,000)
                                                    ------------  ------------
                                                    $        --   $        --
                                                    ============  ============

(5) COMMITMENTS

  (a) The Company leases its facilities and certain equipment under various operating lease agreements with terms through fiscal 2001. Total rent expense under these leases, included in the accompanying consolidated statements of operations, was approximately $262,000, $233,000 and $324,000 for fiscal 1995, 1996 and 1997, respectively.

                        ABIOMED, INC. AND SUBSIDIARIES

               MARCH 31, 1997 AND SEPTEMBER 30, 1997 (UNAUDITED)

  Future minimum lease payments under these agreements are as follows:

     YEARS ENDED MARCH 31,                                               AMOUNT
     ---------------------                                              --------
       1998............................................................ $307,000
       1999............................................................  247,000
       2000............................................................  120,000
       2001............................................................   31,000
                                                                        --------
                                                                        $705,000
                                                                        ========

  (b) The Company maintains various insurance coverages. Most policies renew on a fiscal year basis while several policies have been secured for a three-year period. Future insurance obligations under these insurance policies, over a three-year period, are approximately $540,000.

(6) STOCK OPTIONS PLANS

  All stock options granted by the Company under the plans described below were granted at the fair value of the stock at the date of grant. Outstanding stock options, if not exercised, expire 10 years from the date of grant.

  The 1992 Combination Stock Option Plan (the Combination Plan) as amended, approved by the Company's stockholders, combined and restated the Company's then outstanding Incentive Stock Option Plan and Nonqualified Plan. The options generally become exercisable ratably over five years. All of the options granted under the Combination Plan during the three years ended March 31, 1997 were to employees.

  In addition, the Company has a nonqualified stock option plan for nonemployee directors (the Directors' Plan). The Directors' Plan, as adopted in July 1989 and amended, with shareholder approval, granted options to purchase 12,500 shares of the Company's Common Stock to each of the Company's then elected outside directors and provides for grants of options to purchase 12,500 shares of the Company's Common Stock to any newly elected eligible director. Thereafter, each eligible director will be granted a new option to purchase 12,500 shares of Common Stock on July 1 of each successive fifth year. These options vest over a five-year period at the rate of 2,500 shares per year, commencing on June 30 of the year following the date of grant.

                        ABIOMED, INC. AND SUBSIDIARIES

               MARCH 31, 1997 AND SEPTEMBER 30, 1997 (UNAUDITED)


  The following table summarizes stock option activity under these plans:

                                 COMBINATION PLAN                   DIRECTORS' PLAN
                         ---------------------------------- ---------------------------------
                                                  WEIGHTED                          WEIGHTED
                          NUMBER                   AVERAGE  NUMBER                   AVERAGE
                            OF                      PRICE     OF                      PRICE
                         OPTIONS   EXERCISE PRICE PER SHARE OPTIONS  EXERCISE PRICE PER SHARE
                         --------  -------------- --------- -------  -------------- ---------
Options outstanding,
 March 31, 1994.........  410,830  $ 0.55-$13.50   $ 8.47    95,000  $ 7.00-$13.88   $10.72
 Options granted........   17,000     5.63- 6.50     6.19       --             --       --
 Options exercised......   (1,100)          5.75     5.75       --             --       --
 Options canceled.......  (31,500)   5.75- 13.50     8.48       --             --       --
                         --------  -------------   ------   -------  -------------   ------
Options outstanding,
 March 31, 1995.........  395,230     0.55-13.50     8.38    95,000     7.00-13.88   $10.72
 Options granted........  219,000     6.25-11.00    10.23    12,500          11.00    11.00
 Options exercised......  (16,925)    5.75- 8.50     7.34    (2,500)          7.00     7.00
 Options canceled.......  (19,140)    5.75-13.50     9.90   (15,000)   11.00-11.13    11.02
                         --------  -------------   ------   -------  -------------   ------
Options outstanding,
 March 31, 1996.........  578,165     0.55-13.50   $ 9.09    90,000     7.00-13.88    10.81
 Option granted.........  234,235    11.00-13.50    12.53       --             --       --
 Options exercised......  (59,112)    0.55-13.50     8.65       --             --       --
 Options canceled.......  (55,413)    5.75-13.50    11.45       --             --       --
                         --------  -------------   ------   -------  -------------   ------
Options outstanding,
 March 31, 1997.........  697,875  $ 5.63-$13.50   $10.29    90,000  $ 7.00-$13.88   $10.81
 Option granted.........  159,750    10.00-12.15    11.52    50,000          14.00    14.00
 Options exercised...... (12,015)      5.63-8.00     6.96       --             --       --
 Options canceled....... (21,200)     5.63-10.63     9.11       --             --       --
                         --------  -------------   ------   -------  -------------   ------
Options outstanding,
 September 30, 1997.....  824,410  $ 5.63-$13.50   $10.53   140,000  $ 7.00-$14.00   $10.81
                         ========                           =======
Options exercisable:
 March 31, 1997.........  179,415  $ 5.63-$13.50    $8.96    70,000  $ 7.00-$13.88   $10.76
                         ========                           =======
 September 30, 1997.....  182,500  $ 5.63-$13.50    $9.02    82,500  $ 7.00-$14.00   $10.76
                         ========                           =======
Shares available for
 Future issuance,
 March 31, 1997.........  459,032                           107,500
                         ========                           =======
 September 30, 1997.....  320,482                            57,500
                         ========                           =======

  The Company has an Employee Stock Purchase Plan (the Purchase Plan), as amended. Under the Purchase Plan, all employees (including officers and directors) of the Company who have completed six months of employment are eligible to purchase the Company's Common Stock at an exercise price equal to 85% of the fair market value of the Common Stock. The Company has reserved 100,000 shares of Common Stock for issuance under the Purchase Plan, of which 89,138 shares are available for future issuance as of March 31, 1997. During the years ended March 31, 1996 and 1997, and the six months ended September 30, 1997, 777 shares, 1,116 shares and 1,549 shares, respectively, of Common Stock were sold pursuant to the Purchase Plan.

                        ABIOMED, INC. AND SUBSIDIARIES

               MARCH 31, 1997 AND SEPTEMBER 30, 1997 (UNAUDITED)


  In October 1995, FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 requires the measurement of the fair value of stock options, including stock purchase plans, or warrants granted to employees to be included in the statement of operations or disclosed in the notes to financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under APB Opinion No. 25 and elect the disclosure-only alternative under SFAS No 123. The Company has computed the pro forma disclosures required under SFAS No. 123 for options granted in fiscal 1996 and 1997 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average information and assumptions used for 1996 and 1997 are as follows:

                                                                1996     1997
                                                               -------  -------
     Risk-free interest rate..................................    6.75%    6.75%
     Expected dividend yield..................................     --       --
     Expected life............................................ 5 years  5 years
     Expected volatility......................................      30%      33%

  The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  The total fair value of the options granted during fiscal 1996 and 1997 was computed as approximately $431,000 and $598,000, respectively. Of these amounts approximately $108,000 and $257,000 would be charged to operations for the years ended March 31, 1996 and 1997 respectively. The remaining amount, approximately $664,000, would be amortized over the remaining vesting periods. Similarly, the total fair value of stock sold under this Purchase Plan was computed as approximately $4,000 and $3,000 during fiscal 1996 and 1997. The resulting pro forma compensation expense may not be representative of the amount to be expected in future years as pro forma compensation expense may vary based upon the number of options granted and shares purchased.

  The pro forma net income and pro forma net income per common share presented below have been computed assuming no tax benefit. The effect of a tax benefit has not been considered since a substantial portion of the stock options granted are incentive stock options and the Company does not anticipate a future deduction associated with the exercise of these stock options.

  The pro forma effect of SFAS No. 123 for the years ended March 31, 1996 and 1997 is as follows:

                                            1996                  1997
                                    --------------------- ---------------------
                                    AS REPORTED PRO FORMA AS REPORTED PRO FORMA
                                    ----------- --------- ----------- ---------
   Net income.....................   $491,124   $379,124   $735,264   $475,264
   Pro forma net income per common
    and common equivalent share...   $  0 .07   $  0 .05   $  0 .10   $  0 .07

(7) ROYALTY OBLIGATION

  Commencing April 1, 1995 and ending August 3, 2000, the Company owes a royalty to certain third parties equal in aggregate to approximately 2.1% of certain revenues derived from the BVS 5000 and certain

                        ABIOMED, INC. AND SUBSIDIARIES

               MARCH 31, 1997 AND SEPTEMBER 30, 1997 (UNAUDITED) other technology. This royalty is subject to certain maximum revenue amounts and to certain adjustments, as defined, in the event that the Company sells the underlying technology. For the years ended March 31, 1996 and 1997, and the six months ended September 30, 1997 the amount of this royalty, net of certain reimbursed expenses, was approximately $160,000, $216,000 and $174,000 respectively. These amounts are reflected as part of the cost of product sales in the accompanying consolidated financial statements.

  This royalty is paid to the third parties through Abiomed Limited Partnership which, at present, is inactive except with respect to the distribution of such royalties. During fiscal 1996, the Company paid $770,000 to reduce its royalty obligation to 2.1%, as described above. This one-time payment capitalized by the Company, is being amortized on a straight-line basis over the estimated useful life of the asset (5 years) and, net of accumulated amortization, is classified as a long-term other asset in the accompanying consolidated financial statements.

(8) EMPLOYEE DEFERRED COMPENSATION PROFIT-SHARING PLAN AND TRUST

  The Company has an Employee Deferred Compensation Profit-sharing Plan and Trust (the 401(k) Plan) that covers all employees over 20 years of age who have completed at least six months of service with the Company. Contributions by the Company are determined by the Company's Board of Directors and totaled approximately $36,000, $80,000 and $59,000 for the fiscal years ended March 31, 1995, 1996 and 1997, respectively.

(9) ACCRUED EXPENSES

  Accrued expenses consist of the following:

                                                  MARCH 31,
                                            --------------------- SEPTEMBER 30,
                                               1996       1997        1997
                                            ---------- ---------- -------------
                                                                   (unaudited)
   Salaries and benefits................... $  703,478 $  700,570  $1,227,718
   Legal and audit.........................     72,436     76,914     103,106
   Customer advances.......................     56,067    287,882      67,340
   Sales taxes.............................    214,521    172,836     221,023
   Warranty................................     72,662    227,093     187,472
   Other...................................    367,817    567,211     760,368
                                            ---------- ----------  ----------
                                            $1,486,981 $2,032,506  $2,567,027
                                            ========== ==========  ==========

[DRAWING OF A TAH IMPLANTED           THE COMPANY'S TOTAL ARTIFICIAL HEART IS
IN A WOMAN]                           A CLASS III DEVICE UNDER DEVELOPMENT
                                      AND HAS NOT BEEN APPROVED FOR SALE IN
                                      ANY COUNTRY. THE COMPANY DOES NOT IN-
                                      TEND TO APPLY FOR REGULATORY APPROVAL
                                      TO MARKET THIS DEVICE FOR SEVERAL
                                      YEARS, IF EVER, AND WILL BE REQUIRED TO
                                      SUCCESSFULLY COMPLETE CLINICAL TRIALS
                                      TO DEMONSTRATE ITS SAFETY AND EFFICACY
                                      PRIOR TO FILING FOR REGULATORY APPROV-
                                      AL. SEE "RISK FACTORS."



[ILLUSTRATION OF THE IMPLANTABLE      ILLUSTRATION OF THE IMPLANTABLE
COMPONENTS]                           COMPONENTS OF THE ABIOMED TAH, A BATTERY-
                                      POWERED TOTALLY IMPLANTABLE ARTIFICIAL
                                      HEART BEING DEVELOPED AS A PERMANENT
                                      REPLACEMENT DEVICE TO ASSUME THE FULL
                                      PUMPING FUNCTION OF BOTH THE LEFT AND
                                      RIGHT VENTRICLES OF THE HEART.



DEVELOPMENTAL MODEL TAH
WITH THE IMPLANTABLE COMPONENTS:
THE THORACIC UNIT, THE INTERNAL
RECHARGEABLE BATTERY, THE INTERNAL
ELECTRONICS PACKAGE AND THE
INTERNAL COMPONENT OF THE ENERGY
TRANSMISSION SYSTEM.

                        [LOGO OF ABIOMED APPEARS HERE]